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Exhibit 99.4

[GRAPHIC]

Annual Report

2003

Annual Report

Chief Executive Officer's Message

[PICTURE]

Stephen W. Delaney Chief Executive Officer

Dear fellow shareholder:

For the third consecutive year, Celestica was faced with a very challenging economic environment. As the tech depression continued, our high-end computing and telecommunications infrastructure customers continued to be hit with revenue declines greater than those of the electronics industry as a whole. This continuing revenue decline in the high-end markets was greater than we had anticipated in 2003 and it thrust us into a year of reducing capacity, transferring production, and fighting for market share in a difficult pricing environment.

Without question, it was a difficult and disappointing year. However, as we begin 2004, the industry appears to be recovering from the technology downturn and positive business trends from the fourth quarter seem to be continuing this year.

Our results

For the fiscal year ended December 31, 2003, revenue was $6.7 billion, down 19% from $8.3 billion for the same period last year. All amounts are in U.S. dollars.

GAAP net loss was $266 million or ($1.22) per share compared to a net loss of $445 million or ($1.98) per share in 2002. Losses in 2003 and 2002 included $175 million and $678 million, respectively, of charges associated with restructuring and asset impairment.

Adjusted net loss for 2003 was $7 million or ($0.11) per share compared to adjusted net earnings of $222 million or $0.87 per share last year. Adjusted net earnings (loss) is defined on pages 10 and 11.

What affected our results

Our revenue was impacted by declines in volume across most of our key markets—telecom, enterprise communications, servers, storage—and particularly from some of our largest customers.

Hardest hit were our European and Americas operations where a significant amount of our higher complexity products have historically been manufactured. These declines in our business, combined with excess manufacturing capacity and weaker demand throughout the electronics manufacturing services (EMS) industry, drove significant pricing pressure throughout 2003, resulting in depressed margins and the company's first full-year adjusted net loss.

In response to these conditions, the company implemented additional restructuring of its underutilized capacity and shifted more production to the company's lower cost regions in order to meet our customers' needs for greater cost reductions. The difficult end-market environment and the transfer of a significant number of programs internally resulted in additional costs throughout our operations which put pressure on the company's operating margins and total profitability.

The past few years were difficult times for our employees and our customers. However, by the fourth quarter, we saw our first quarter-over-quarter revenue increase since 2001. We believe that the biggest revenue challenges in the company's history are now behind us.

Despite these challenges, we made further strong progress in the areas of working capital management and revenue diversification.

Our focus on working capital efficiency continued as Celestica was able to further improve its cash cycle to 7 days for the year—the lowest ever for the company and down from 18 days in 2002.

Improving revenue diversification was also a priority for Celestica and we made excellent progress in expanding our customer base and diversifying our customer and market concentration. The company's top 5 and top 10 customers ended the year at 51% and 73% of revenue, respectively, the lowest level in the company's history, and the company's non-top 10 customers grew sequentially in revenue each quarter and now represent just above one quarter of the company's total business.

Within this improved diversification, growth from the company's non-communications/non-computing customers also improved as we continued to win new programs in markets such as industrial, aerospace and defense, medical, automotive and consumer. We expect to see both top line and bottom line benefits from these new programs in 2004 as programs ramp and production volumes normalize.

With the EMS industry continuing to broaden its capabilities and service offerings, Celestica also made a meaningful advance into reference design activities.

Reference designs are off-the-shelf hardware designs that enable OEMs (original equipment manufacturers) to enhance their own product roadmaps with standard or easily customizable systems developed by Celestica and its key technology partners. Increased design activity is one of the additional services OEMs are asking from their EMS partners and Celestica's technology-rich heritage will allow us to be effective in this area.

The biggest initiatives for Celestica are in the area of 64-bit reference designs, where Celestica has developed server and workstation products based on next-generation, industry-standard microprocessors. While this computing architecture is just beginning to grow, Celestica's early-stage investments in this platform positions the company closer to its key server, workstation and computing OEM customers and will allow us to better participate in this emerging market.

The company's balance sheet also remained strong in 2003 and was put to very good use. We completed a 10% normal course issuer bid program, originally announced in 2002, and initiated a second program in 2003. Since the implementation of the programs, we have repurchased over 22 million shares, or just over 12% of the company's subordinate voting shares.

We also spent $224 million in 2003 to repurchase a portion of our convertible debt on the open market and ended 2003 with a debt (including convertible debt) to capital ratio of 18%, the best among the Tier 1 EMS players.

Overall, we used our strong financial position to opportunistically repurchase and retire a total of $768 million of debt and stock during the downturn and still ended 2003 with more than $1 billion in cash.

Our focus going forward

Navigating the technology downturn over the past three years has been difficult. However, as we exit 2003 and begin 2004, technology end markets are beginning to show renewed signs of life.

Our revenue diversity is improving with the addition of new programs, new customers and our expansion into new markets. The business climate for our customers is improving and is giving us reason to be more optimistic with our outlook for 2004.

Our priorities in 2004 will be simple and focused. Our first priority will be to strengthen our margins from the lows experienced in 2003. To do this, we will have to effectively manage the resumption of end-market growth for our customers, optimize profitability on the programs that were transferred to our lower cost regions in 2003, drive more efficiency with our lean manufacturing and Six Sigma methods and continue to build on the momentum we had with new program wins in 2003. We are confident that we can achieve these priorities.

Our operations have undergone major transformation during the downturn. This includes the expansion of our service and product offerings and the restructuring of our global network to accommodate the realities of today's highly competitive EMS marketplace.

While this remains a very competitive industry, it is also an exciting one with numerous opportunities to grow and create value for our customers and our company. In June 2003, we celebrated five years as a public company—during this brief history we have dealt with unprecedented extremes, the extremes of hyper growth and the extremes of a very deep tech recession. As Celestica emerges from the technology downturn, we will maintain a highly effective, values based organization committed to meeting our customers' needs. We are committed to expanding our service offerings as customers expand their outsourcing efforts, improving our profitability by being the low cost provider, and generating meaningful economic value for our customers and shareholders.

Stephen W. Delaney
/s/ STEPHEN W. DELANEY
Chief Executive Officer

Table of contents

Chief Executive Officer's Message	IFC
Selected Operational Highlights	4
Unaudited Quarterly Financial Highlights	8
Six Year Profile	10
Share Information	12
Corporate Information	13
Directors and Officers	14
Company Values	16
Environmental Policy	17
Management's Discussion and Analysis	18
Auditors' Report	29
Consolidated Financial Statements	30
Notes to Consolidated Financial Statements	34
Global Locations	IBC

Selected Operational Highlights

A significant portion of Celestica's revenue continues to be driven by enterprise spending, particularly in areas such as communications and computing infrastructure. Most of these markets were severely impacted throughout 2003 by lower demand resulting in a 19% year-over-year decline in Celestica's revenue. However, by the end of 2003, the company began seeing strength in its major markets as a result of ramping of new customer wins and improving cyclical demand. Some of the company's largest customers include Avaya, Cisco Systems, Dell, EMC Corporation, Hewlett-Packard, IBM, Lucent Technologies, Motorola, NEC Corporation and Sun Microsystems.

customer diversification improving

(as % of revenue)	1998	2002	2003

Top 5 Customers	72%	66%	51%
Top 10 Customers	91%	85%	73%
Non-top 10 Customers	9%	15%	27%

Celestica's customer diversification continued to show improvement. In 2003, the company added new programs with existing customers, as well as new relationships with customers in a diverse range of industries. Since 2002, Celestica has added over 80 new customers and now does business with approximately 150 OEMs. This improving diversification is important to the company as it will allow the company to participate in additional growth with more customers and in a broader range of markets. This diversification should also reduce the revenue volatility that the company has seen from some of its largest customers and markets.

Offsetting the major volume declines from some of the company's largest customers was the strength of Celestica's non-top 10 customers. During the downturn, Celestica focused more of its resources on broadening its customer base. Driving this growth were program wins with existing and new customers in both our traditional and diversified markets. The benefit from this diversification was apparent by the fourth quarter as revenue from Celestica's non-top 10 customers grew 71% from the first quarter of the year.

Part of Celestica's diversification effort during the downturn has been to expand the company's exposure in non-communications, non-computing segments. These segments include industrial, aerospace and defense, medical, automotive and consumer. Over one-third of the company's 80 new customers are in these segments. In March 2004, Celestica completed the acquisition of Manufacturers' Services Limited (MSL), a diversified EMS provider with broad exposure to some of these markets. In 2004, revenue from these diversified segments should approximately double as a result of the MSL acquisition.

In dealing with the significant pricing pressures associated with the technology downturn, Celestica continued to expand its presence in lower cost regions such as Asia, Mexico and the Czech Republic. By year end, approximately 70% of the company's volume production facilities and employees were located in lower cost geographies. The company's higher cost geographies continue to play an important role for Celestica as the company expands its services in the areas of design, after-market services, logistics and order fulfillment. These services, which are among the company's fastest growing offerings, allow Celestica to deepen its relationship with its key customers.

The Americas represents the company's largest manufacturing region. This geography experienced continued declines due primarily to weak demand in computing and telecommunication end markets. Despite revenue hitting a four-year low in the third quarter, the region managed to break even in 2003. Also impacting profitability in this region was the company's early investment in reference designs for the emerging 64-bit workstation and server market. As more software applications capable of handling this higher performance architecture are introduced, and as total information technology spending improves over the coming years, the company expects improved revenue and profitability from the broader deployment of this architecture.

Europe operations were the most significantly impacted by the end-market downturn. Volatile demand, lower volumes and intense pricing pressure from some of the company's largest customers resulted in 2003 revenues hitting a three-year low and operating losses for the past two years. Although the company initiated restructuring programs to address the lower volumes, revenues declined greater than the company's expectations. Though these conditions drove negative margins in each quarter of 2003, operating losses were cut in half in the region by the fourth quarter as the company started seeing benefits from its capacity reduction activities, the shifting of production to lower cost regions and a modest improvement in demand.

Though Celestica experienced major challenges in Europe and the Americas, Asia showed solid revenue growth throughout 2003. Since the start of the downturn in 2001, the region has more than doubled its revenue. Growth in 2003 was driven by new wins, increased market share, the addition of new customers, the transfer of production from higher cost regions and the flow-through of acquisitions from March 2002. To meet the surging demand in Asia, Celestica has expanded capacity in its Thailand and Malaysia operations, and added a new facility in Suzhou, China.

Unaudited Quarterly Financial Highlights

(in millions of U.S. dollars, except per share amounts)
2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year

Revenue	$1,587.4	$1,598.4	$1,634.8	$1,914.8	$6,735.3
EBIAT(1)	$11.5	$(15.5)	$(4.7)	$(4.1)	$(12.8)
EBIAT %(1)	0.7%	-1.0%	-0.3%	-0.2%	-0.2%
GAAP net earnings (loss)	$3.4	$(39.6)	$(64.8)	$(164.8)	$(265.8)
Adjusted net earnings (loss)(2)	$12.8	$(12.1)	$(3.8)	$(4.2)	$(7.3)
Adjusted net earnings (loss) %(2)	0.8%	-0.8%	-0.2%	-0.2%	-0.1%
Average net invested capital(3)	$1,323.1	$1,359.9	$1,456.4	$1,509.1	$1,434.5

Weighted average # of shares outstanding (in millions)
— basic	227.0	218.0	211.8	209.3	216.5
— diluted(4)	230.2	218.0	211.8	209.3	216.5
GAAP basic earnings (loss) per share	$0.02	$(0.18)	$(0.30)	$(0.80)	$(1.22)
GAAP diluted earnings (loss) per share(4)	$0.02	$(0.18)	$(0.30)	$(0.80)	$(1.22)
Diluted adjusted net earnings (loss) per share(5)	$0.04	$(0.07)	$(0.04)	$(0.04)	$(0.11)

ROIC(3)	3.5%	-4.6%	-1.3%	-1.1%	-0.9%

(1)
GAAP net earnings (loss) before interest, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges and income taxes. EBIAT is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 10 and 11.

(2)
GAAP net earnings (loss) adjusted for amortization of goodwill and intangible assets, integration costs related to acquisitions, option expense and other charges, net of related income taxes. Adjusted net earnings is not a GAAP measure. A reconciliation to GAAP net earnings (loss) is provided on pages 10 and 11.

(3)
ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(in millions of U.S. dollars, except per share amounts)
2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year

Revenue	$2,151.5	$2,249.2	$1,958.9	$1,911.9	$8,271.6
EBIAT(1)	$75.4	$82.0	$58.1	$41.8	$257.3
EBIAT %(1)	3.5%	3.6%	3.0%	2.2%	3.1%
GAAP net earnings (loss)	$39.7	$40.4	$(90.6)	$(434.7)	$(445.2)
Adjusted net earnings(2)	$63.4	$69.4	$50.9	$38.6	$222.3
Adjusted net earnings %(2)	2.9%	3.1%	2.6%	2.0%	2.7%
Average net invested capital(3)	$2,056.6	$1,950.0	$1,700.9	$1,427.2	$1,772.7

Weighted average # of shares outstanding (in millions)
— basic	229.8	230.2	230.1	229.0	229.8
— diluted(4)	236.8	236.0	230.1	229.0	229.8
GAAP basic earnings (loss) per share	$0.15	$0.16	$(0.40)	$(1.90)	$(1.98)
GAAP diluted earnings (loss) per share(4)	$0.15	$0.15	$(0.40)	$(1.90)	$(1.98)
Diluted adjusted net earnings per share(5)	$0.26	$0.28	$0.20	$0.15	$0.87

ROIC(3)	14.7%	16.8%	13.6%	11.7%	14.5%
(4)
For the third and fourth quarters and total year 2002 and for the second, third and fourth quarters and total year 2003, excludes the effect of options and convertible debt as they are anti-dilutive due to the loss.

(5)
For purposes of calculating diluted adjusted net earnings per share for the first, second, third and fourth quarters and total year 2002, the weighted average number of shares outstanding in millions was 247.1, 236.0, 234.9, 232.8 and 236.2, respectively. For the first, second, third and fourth quarters and total year 2003, the weighted average number of shares outstanding in millions was 230.2, 218.0, 211.8, 209.3 and 216.5, respectively.

Six Year Profile

Financial highlights
(in millions of U.S. dollars, except per share amounts)

	2003	2002

Operations
Revenue	$6,735.3	$8,271.6
Gross profit %	3.9%	6.7%
Selling, general and administrative expenses %	3.7%	3.4%
Research and development costs %	0.4%	0.2%
EBIAT(1)	$(12.8)	$257.3
EBIAT %(1)	-0.2%	3.1%
Effective tax rate %	-14.2%	17.0%
GAAP net earnings (loss)	$(265.8)	$(445.2)
GAAP earnings (loss) per share—diluted(2)	$(1.22)	$(1.98)
Adjusted net earnings (loss)(3)	$(7.3)	$222.3
Adjusted net earnings (loss) %(3)	-0.1%	2.7%
Adjusted net earnings (loss) per share—diluted(2)(3)	$(0.11)	$0.87
Balance sheet data
Cash	$1,028.8	$1,851.0
Total current assets	$3,030.1	$3,564.5
Total current liabilities	$1,516.5	$1,471.3
Working capital, net of cash(4)	$317.9	$138.9
Long-term debt	$3.4	$6.9
Shareholder's equity	$3,468.3	$4,203.6
Key ratios
Days sales outstanding	38	44
Inventory turns	7x	7x
Cash cycle days	7	18
ROIC(5)	-0.9%	14.5%
Debt to capital(6)	17.5%	19.3%
Weighted average shares outstanding
Basic (in millions)	216.5	229.8
Diluted (in millions)(2)	216.5	229.8
Total shares outstanding at December 31 (in millions)	208.9	228.6
EBIAT calculation(1)
GAAP net earnings (loss)	$(265.8)	$(445.2)
Add (deduct): interest expense (income)	(4.0)	(1.1)
Add: amortization of goodwill and intangible assets	48.5	95.9
Add: integration costs related to acquisitions	—	21.1
Add: other charges	175.4	677.8
Add (deduct): income taxes expense (recovery)	33.1	(91.2)

EBIAT	$(12.8)	$257.3
Adjusted net earnings calculation(3)
GAAP net earnings (loss)	$(265.8)	$(445.2)
Add: amortization of goodwill and intangible assets	48.5	95.9
Add: integration costs related to acquisitions	—	21.1
Add: other charges	175.4	677.8
Add: option expense	0.3	—
Tax impact of above	34.3	(127.3)

Adjusted net earnings (loss)	$(7.3)	$222.3
(1)
The company manages its operations on a geographic basis and uses EBIAT as its measure to assess operating performance by geographic segment. EBIAT is calculated as net earnings (loss) before interest, amortization of goodwill and intangible assets, integration costs related to acquisitions, other charges (most significantly restructuring costs and the write-down of goodwill and long-lived assets) and income taxes. Management believes that EBIAT is the appropriate measure to compare each segment's operating performance from period-to-period and against other segments. Because EBIAT isolates operating activities before interest and taxes, management also believes that investors might consider EBIAT a useful measure to compare the Company's operating performance from period-to-period. EBIAT does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of EBIAT to GAAP net earnings (loss) above.

(2)
Shares outstanding and per share amounts have been restated for 1998, 1999 and 2000 to reflect the treasury stock method, retroactively applied, and for 1998 to reflect the two-for-one stock split, retroactively applied. For purposes of calculating diluted adjusted net earnings (loss) per share for 2001, 2002 and 2003, the weighted average number of shares outstanding, in millions, was 232.9, 236.2 and 216.5, respectively.

	2001	2000	1999	1998

Operations
Revenue	$10,004.4	$9,752.1	$5,297.2	$3,249.2
Gross profit %	7.1%	7.1%	7.2%	7.1%
Selling, general and administrative expenses %	3.2%	3.1%	3.4%	3.4%
Research and development costs %	0.2%	0.2%	0.4%	0.6%
EBIAT(1)	$371.1	$361.9	$180.3	$100.0
EBIAT %(1)	3.7%	3.7%	3.4%	3.1%
Effective tax rate %	5.0%	25.1%	34.5%	4.1%
GAAP net earnings (loss)	$(39.8)	$206.7	$68.4	$(48.5)
GAAP earnings (loss) per share—diluted(2)	$(0.26)	$0.98	$0.40	$(0.47)
Adjusted net earnings (loss)(3)	$320.6	$304.1	$123.0	$45.3
Adjusted net earnings (loss) %(3)	3.2%	3.1%	2.3%	1.4%
Adjusted net earnings (loss) per share—diluted(2)(3)	$1.38	$1.44	$0.72	$0.42
Balance sheet data
Cash	$1,342.8	$883.8	$371.5	$31.7
Total current assets	$3,996.6	$4,521.0	$1,851.3	$982.9
Total current liabilities	$1,656.8	$2,258.4	$851.1	$626.7
Working capital, net of cash(4)	$822.8	$1,253.3	$604.9	$290.5
Long-term debt	$147.4	$132.0	$134.2	$135.8
Shareholder's equity	$4,745.6	$3,469.3	$1,658.2	$859.3
Key ratios
Days sales outstanding	53	44	39	43
Inventory turns	6x	7x	8x	8x
Cash cycle days	49	35	27	24
ROIC(5)	14.8%	21.6%	21.7%	20.4%
Debt to capital(6)	21.1%	27.6%	7.5%	13.6%
Weighted average shares outstanding
Basic (in millions)	213.9	199.8	167.2	103.0
Diluted (in millions)(2)	213.9	211.8	171.2	103.0
Total shares outstanding at December 31 (in millions)	229.7	203.4	185.4	149.1
EBIAT calculation(1)
GAAP net earnings (loss)	$(39.8)	$206.7	$68.4	$(48.5)
Add (deduct): interest expense (income)	(7.9)	(19.0)	10.7	32.3
Add: amortization of goodwill and intangible assets	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	22.8	16.1	9.6	8.1
Add: other charges	273.1	—	—	64.7
Add (deduct): income taxes expense (recovery)	(2.1)	69.2	36.0	(2.0)

EBIAT	$371.1	$361.9	$180.3	$100.0
Adjusted net earnings calculation(3)
GAAP net earnings (loss)	$(39.8)	$206.7	$68.4	$(48.5)
Add: amortization of goodwill and intangible assets	125.0	88.9	55.6	45.4
Add: integration costs related to acquisitions	22.8	16.1	9.6	8.1
Add: other charges	273.1	—	—	64.7
Add: option expense	—	—	—	—
Tax impact of above	(60.5)	(7.6)	(10.6)	(24.4)

Adjusted net earnings (loss)	$320.6	$304.1	$123.0	$45.3
(3)
Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of goodwill and intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, non-cash option expenses and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings (loss) to GAAP net earnings (loss) above.

(4)
Working capital, net of cash, is calculated as accounts receivable and inventory less accounts payable and accrued liabilities.

(5)
ROIC is calculated as EBIAT/average net invested capital. Net invested capital includes tangible assets less cash, accounts payable, accrued liabilities and income taxes payable.

(6)
Calculated as debt/capital. Debt includes long-term debt and convertible debt. Capital includes total shareholders' equity and long-term debt.

Share Information

shares and options outstanding at December 31, 2003 (in millions)

Subordinate Voting Shares (NYSE, TSX)	169.8
Multiple Voting Shares	39.1

Shares issued and outstanding	208.9
Shares reserved for Convertible Debt	6.6
Employee Stock Options	22.8

top 20 CLS broker volumes—2003

		(volume millions)			(volume millions)

1)	UBS Warburg	116.4	11)	BMO Nesbitt Burns Securities	29.3
2)	Merrill Lynch	87.3	12)	Banc of America Securities	26.2
3)	TD Securities	35.8	13)	Knight Equity/Knight Capital	17.5
4)	Morgan Stanley	64.2	14)	E*Trade Canada Securities Corporation	16.3
5)	CIBC World Markets	55.1	15)	Bear Stearns	14.8
6)	Smith Barney Citigroup	51.9	16)	ITG Canada Corporation	14.4
7)	Credit Suisse First Boston	47.8	17)	JP Morgan Securities	12.3
8)	RBC Capital Markets	45.9	18)	Hampton Securities Ltd.	11.3
9)	Goldman Sachs	40.9	19)	Thomas Weisel Partners	9.6
10)	Lehman Brothers	38.3	20)	Scotia Capital Inc.	9.4

Source: AutEx/BlockDATA, Toronto Stock Exchange. Volumes reflect NYSE and TSX combined totals.

Corporate Information

	Research Coverage	Banking* Relationships

American Technology Research	•
Argus Research	•
Banc of America	•	•
Bank of Tokyo-Mitsubishi		•
Bear Stearns	•
BMO Nesbitt Burns Inc.	•	•
Canaccord Capital	•
CIBC World Markets	•	•
Credit Suisse First Boston	•	•
Desjardin Securities	•
Deutsche Bank	•	•
Edward Jones	•
Goldman Sachs & Company	•
First Associates Investments	•
Kauffman Brothers	•
Griffiths McBurney & Partners	•
JP Morgan Securities Inc.	•	•
Lehman Brothers Inc.	•	•
Longbow Research	•
Merrill Lynch	•	•
McDonald Investments, Inc.	•	•
Morgan Stanley Dean Witter	•	•
National Bank Financial	•	•
Needham & Company, Inc.	•
Orion Securities	•
Raymond James	•
RBC Capital Markets	•	•
Robert W. Baird & Co.	•
Royal Bank of Scotland		•
Smith Barney Citigroup	•	•
Scotia Capital Markets Inc.	•	•
Soundview Technology	•	•
Sprott Securities Limited	•
Stanford Financial Group	•
Sterling Financial	•
TD Newcrest	•	•
Thomas Weisel Partners	•
Tradition Asiel Securities	•
UBS Warburg	•
Wachovia		•
Wells Fargo	•
Westwind Partners	•

*
Currently earns fees or has earned fees in the past for financial services provided to Celestica.

public credit ratings (as at Dec. 31, 2003)

Standard & Poor's

Corporate credit rating	BB+
Subordinated notes rating	BB-
Bank loan rating	BB+
Outlook	Negative
Moody's Investor Service

Senior implied rating	Ba1
Subordinated notes rating	Ba2
Bank loan rating	Ba1
Outlook	Negative

audit and non-audit fees

The Company's auditors are KPMG LLP. In 2003, KPMG LLP billed the Company $1.7 million (2002—$1.7 million) for audit services, $0.4 million (2002—$0.4 million) for audit-related services and $2.0 million and $0.6 million (2002—$1.0 million and $0.5 million) for tax and other services, respectively. KPMG LLP did not provide any financial information systems design or implementation services to the Company during 2002 or 2003.

The audit committee of the Company's board of directors has determined that the provision of the non-audit services by KPMG does not compromise KPMG's independence.

The Company also used other public accounting firms for consulting and other services totaling $4.0 million (2002—$3.1 million).

corporate governance

The Company's governance practices are consistent with all legal, regulatory and stock exchange requirements applicable to it, both in Canada and the U.S. The NYSE does not require foreign issuers, such as Celestica, to comply with most of the corporate governance practices it imposes on U.S. companies that are listed on the NYSE. However, the Company's practices comply with all the NYSE corporate governance requirements to which it would be subject, if it were a U.S. company.

ANNUAL MEETING
The 2003 annual meeting of Celestica shareholders will be held at 10:00 a.m. Eastern Standard Time, May 5, 2004 at:

TSX Conference Centre
The Exchange Tower
130 King Street West
Toronto, Ontario
Canada M5X 1J2

HEAD OFFICE
Celestica Inc.
1150 Eglinton Avenue East
Toronto, Ontario
Canada M3C 1H7
www.celestica.com
E-mail: corpinfo@celestica.com

AUDITORS
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario
Canada M2P 2H3

TRANSFER AGENTS AND REGISTRAR
Subordinate Voting Shares

Canada:
Computershare Trust Company
    of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253
Fax: 1-888-453-0330

U.S.:
Computershare Trust Company, Inc.
350 Indiana Street
Suite 800
Golden, Colorado 80401
USA
Tel: 303-262-0600
Fax: 303-262-0700

INVESTOR RELATIONS
Celestica Investor Relations
1150 Eglinton Avenue East
Toronto, Ontario
Canada M3C 1H7
Tel: 416-448-2211
Fax: 416-448-2280
E-mail: clsir@celestica.com

Directors and Officers

The following individuals have been proposed for election as directors of Celestica at the Company's Annual General Meeting taking place on May 5, 2004.

ROBERT L. CRANDALL

Robert L. Crandall was appointed Chairman of the Board of Directors of Celestica in January, 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Air Cell, Inc., Anixter International Inc., the Halliburton Company, and i2 Technologies Inc. He is also a member of the Advisory Council of American International Group, Inc. and of the Federal Aviation Administration Management Advisory Committee. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

WILLIAM A. ETHERINGTON

William A. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce. He also serves on the boards of Allstream Inc., Dofasco Inc., MDS Inc. and The Relizon Company (private equity). He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

RICHARD S. LOVE

Richard S. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

ANTHONY R. MELMAN

Anthony R. Melman is Managing Director of Onex. Dr. Melman joined Onex Corporation in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

GERALD W. SCHWARTZ

Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corporation. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

CHARLES W. SZULUK

Charles W. Szuluk, formerly an officer of Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

DON TAPSCOTT

Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is President of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

Officers of the Company

STEPHEN W. DELANEY
Chief Executive Officer

J. MARVIN MAGEE
President, Chief Operating Officer

ANTHONY P. PUPPI
Executive Vice President, Chief Financial Officer and General Manager, Global Services

N.K. QUEK
President, Asia Operations

PETER J. BAR
Vice President and Corporate Controller

ARTHUR P. CIMENTO
Senior Vice President, Corporate Strategies

LISA J. COLNETT
Senior Vice President, Human Resources

ELIZABETH L. DELBIANCO
Chief Legal Officer

IAIN S. KENNEDY
Group Executive, Global Supply Chain and Information Technology

PAUL NICOLETTI
Vice President and Corporate Treasurer

RAHUL SURI
Senior Vice President, Corporate Development, Marketing and Integration

F. GRAHAM THOURET
Senior Vice President, Finance

Company Values

At Celestica, we are proud of our history in the technology industry. We compete to win in the global marketplace with products and services that delight our customers. We are committed to providing superior value to our stakeholders. Our key competitive advantage is our people—technology alone will not guarantee our future. Creativity, commitment and our passion for responsiveness allow us to thrive in a changing business environment. To ensure financial success, pride in our workplace and high morale, we are committed to achieving Celestica's goals through adherence to these stated values and principles:

People

We are responsible and trustworthy. We have a sense of ownership and perform best when:

•
Respect for the individual is demonstrated and we treat each other with dignity and fairness.

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Diversity and equity are embraced in all our policies and practices.

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Status differentials are based only on business requirements.

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Conflict is resolved in a direct and timely manner.

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Work is stimulating and challenging.

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There is a balance between work and personal life.

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The leadership team sets an example by demonstrating commitment to these values and principles.

Partnerships

Mutually beneficial relationships with customers, suppliers, educational institutions and the community are essential.

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The highest standards of ethical behaviour are followed in all of our dealings.

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We understand and anticipate our partners' needs and capabilities, and help them plan for future requirements.

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Suppliers and other partners are recognized as an extension of our team.

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We support and encourage community involvement.

Customers

Celestica's success is driven by our customers' success.

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It is easy to do business with us.

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We respond to our customers' needs with speed, agility and a 'can do' attitude.

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We are competitive with our commitments and we meet them.

Quality

Quality is defined by the customer.

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Requirements are clearly defined, communicated and understood.

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We strive for error-free work and defect prevention.

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Variances are detected and permanently corrected at the source, ensuring that defects do not escape to the customer.

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Continuous improvement is designed into every aspect of our business.

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Quality is everyone's responsibility.

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We do not compromise quality.

Teamwork and Empowerment

We work together to achieve Celestica's goals.

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We support Celestica's goals over a team's or individual's business goals.

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Teams have the necessary skills, resources, information and authority to self-manage both social and technical issues.

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Roles and responsibilities are clearly defined and understood.

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Adaptability, flexibility and initiative are expected from all.

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We willingly undertake any task required for the effective operation of our business.

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Leadership roles and activities are shared.

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Decisions are made:
—at the source;
—based on input from those affected; and,
—considering both business and individual needs.

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We are accountable for our actions and responsibilities.

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We challenge boundaries and practices to initiate improvement.

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We encourage activities that build teamwork and high morale.

Technology and Processes

Our success is based on innovation and technology leadership.

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We make optimal use of resources and adhere to defined processes.

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We strive for simplicity and ease-of-use in the design of processes.

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Processes and systems are understood and developed with input from those responsible for execution.

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We use tools, technology and processes best suited to sustain our competitive advantage.

Communication

We take time to listen and ensure understanding.

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Information is shared to maximize understanding, commitment and ownership.

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Communication is clear, timely, honest, accurate and takes place directly between concerned parties.

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We constructively offer and accept feedback.

High-Calibre Workforce

We maintain a high-calibre workforce.

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We attract and retain people with the best qualifications, skills, aptitudes and attitudes that match our long-term requirements and work culture.

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We are trained and qualified to be proficient in our jobs.

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The development of appropriate technical, interpersonal and team skills is a shared responsibility between Celestica and each employee.

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We are responsible for effective knowledge transfer, skills development and succession planning.

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Developmental and job opportunities are known and accessible to all employees.

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We are committed to continuous learning.

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We have a flexible workforce in which employment arrangements may differ. We are committed to making employment a rewarding experience for both Celestica and the individual.

Compensation and Recognition

Our compensation programs are competitive and influenced by overall company success.

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We know what is expected of us and how our contribution is measured.

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Ongoing poor performance is not tolerated.

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We encourage innovation and risk-taking, and treat errors as opportunities to learn and grow.

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Skills, knowledge and contributions to the achievement of goals are key elements that influence compensation, recognition and opportunity.

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Individual, team and company achievements are recognized in a fair and consistent manner.

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We celebrate our successes.

Environment

We take pride in our workplace and are a responsible corporate citizen.

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Each of us is obligated to maintain a safe, clean, healthy and secure work environment.

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Our workplace is a showcase of our capabilities.

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We promote a healthy lifestyle.

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We protect the environment.

Environmental Policy

Celestica has adopted the following Environmental Policy to protect the environment and to conduct its operations in the electronics manufacturing services industry using sound management practices. This policy is the foundation for our environmental objectives listed below.

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Be an environmentally responsible neighbour in the communities where we operate. We will act responsibly to correct conditions that impact health, safety or the environment.

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Commit to a 'prevention of pollution' program and achieve continual improvement in our environmental objectives.

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Environmental objectives and targets will be set each year based on the previous year's results and trends.

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Practice conservation in all areas of our business.

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Develop safe, energy efficient and environmentally conscious products and manufacturing processes.

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Assist in the development of technological solutions to environmental problems.

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Comply with or exceed all applicable and anticipated environmental legislation and regulations. Where none exist, we will set and adhere to stringent standards of our own.

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Conduct rigorous self-assessments and audits to ensure our compliance with this policy on an ongoing basis.

Management's Discussion and Analysis
of financial condition and results of operations

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2003 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars.

Certain statements contained in the following Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Annual Report, including, without limitation, statements containing the words believes, anticipates, estimates, expects, and words of similar import, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties which could cause actual results to differ materially from those anticipated in these forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to achieve the anticipated benefits of the merger with MSL; the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the computing and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; the ability to manage our restructuring and the shift of production to lower cost geographies; other economic, business and competitive factors affecting our customers, our industry and business generally; and other factors we may not have currently identified or quantified. These and other risks and uncertainties and factors are discussed in the Company's filings with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission, including the Company's Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this Annual Report with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica is a world leader in providing electronics manufacturing services (EMS) to OEMs in the computing, communications and other industries. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex printed circuit board assemblies and the system assembly of final products. In addition, the Company is a leading-edge provider of engineering, design and after-market services, supply chain management and power products. Celestica operates facilities in the Americas, Europe and Asia.

During the past three years, the EMS industry has experienced continued demand weakness, particularly in the computing and communications end markets, as spending on higher complexity and infrastructure products was reduced or cut. The Company's concentration of business with customers in these higher complexity products had an adverse effect on the Company's revenue and margins for 2002 and 2003. The downturn also created excess capacity in the EMS industry resulting in continued pricing pressures as EMS providers competed for a reduced amount of business. Declining end markets and volumes have led to lower utilization rates which continue to adversely impact margins. Celestica's revenue for 2003 was $6.7 billion, down 19% from $8.3 billion in 2002.

During these difficult periods, the Company has responded by focusing on improving operating efficiency, rebalancing its global manufacturing network, reducing capacity by restructuring, diversifying into new markets and expanding its customer base. As the Company executes its plan to expand into new end markets and services, and add new customers, margins in the near term will be affected by the start-up costs of these new investments and initiatives. The Company will continue to evaluate acquisition opportunities as a source of future growth. See "Acquisition History."

In 2001, the Company announced its first restructuring plan in response to the weakened end markets. As the downturn continued into 2002, the Company announced its second restructuring plan. In January 2003, the Company announced a further restructuring plan, to be completed by mid-2004. The restructuring plans are focused on consolidating facilities and increasing capacity utilization in lower cost geographies. The Company will have an improved balance in its global manufacturing network when all of the planned restructuring actions are completed. At the end of 2003, the Company had approximately 70% of its production facilities in lower cost geographies, up from approximately 50% a year ago.

As a result of the depressed volumes for 2003 and significant program transfer and ramping activities, gross margins ended at 3.9% compared to 6.7% in 2002. As these activities stabilize, and restructuring benefits materialize, profitability is expected to improve during the next year.

The Company maintained a strong balance sheet in 2003 and finished the year with over $1.0 billion in cash. During the year, the Company continued to utilize its strong financial position to reduce debt by repurchasing convertible debt and expand its share repurchase program. The Company's stronger balance sheet gives it greater flexibility to grow its business, or continue its debt or share repurchases.

Critical Accounting Policies and Estimates

Celestica prepares its financial statements in accordance with Canadian GAAP with a reconciliation to United States GAAP, as disclosed in note 20 to the 2003 Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the 2003 Consolidated Financial Statements. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The following critical accounting policies are impacted by judgments, assumptions and estimates used in preparation of the Consolidated Financial Statements.

Revenue recognition:

Celestica derives most of its revenue from OEM customers. The contractual agreements with its key customers generally provide a framework for its overall relationship with the customers. Celestica recognizes product manufacturing revenue upon shipment as title has passed, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met, and the earnings process is complete. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

Allowance for doubtful accounts:

Celestica records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, current business environment, customer and industry concentrations, and historical experience. A change to these factors could impact the estimated allowance and the provision for bad debts recorded in selling, general and administrative expenses.

Inventory valuation:

Celestica values its inventory on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Celestica regularly adjusts its inventory valuation based on shrinkage and management's estimates of net realizable value, taking into consideration factors such as inventory aging, future demand for the inventory, and the nature of the contractual agreements with customers and suppliers, including the ability to return inventory to them. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Income tax valuation allowance:

Celestica records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. A change to these factors could impact the estimated valuation allowance and income tax expense.

Goodwill:

Celestica performs its annual goodwill impairment test in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Celestica recorded an impairment loss in 2002. There was no impairment identified in 2003. Future goodwill impairment tests may result in further impairment charges.

Long-lived assets:

Celestica performs its annual impairment tests on long-lived assets in the fourth quarter of each year (to correspond with its planning cycle), and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Celestica estimates the useful lives of capital and intangible assets based on the nature of the asset, historical experience and the terms of any related supply contracts. The valuation of long-lived assets is based on the amount of future net cash flows these assets are estimated to generate. Revenue and expense projections are based on management's estimates, including estimates of current and future industry conditions. A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation or amortization expense and impairment charges. Celestica recorded long-lived impairment losses in 2002 and 2003. Future impairment tests may result in further impairment charges.

Restructuring charges:

Celestica has recorded restructuring charges relating to facility consolidations and workforce reductions. The restructuring charges include employee severance and benefit costs, costs related to leased facilities that have been abandoned or subleased, owned facilities which are no longer used and available-for-sale, cost of leased equipment that has been abandoned, impairment of owned equipment available-for-sale, and impairment of related intangible assets, primarily intellectual property. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For owned facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value estimated based on existing market prices for similar assets. For leased facilities that will be abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. To estimate future sublease income, the Company worked with independent brokers to determine the estimated tenant rents the Company could be expected to realize. The estimated amount of future liability may change, requiring additional restructuring charges or a reduction of the liabilities already recorded. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

Costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities."

Pension and non-pension post-employment benefits:

Celestica has pension and non-pension post-employment benefit costs and liabilities, which are determined from actuarial valuations. Actuarial valuations require management to make certain judgments and estimates on expected plan investment performance, salary escalation, compensation levels at the time of retirement, retirement ages, and expected health care costs. The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical data. A change in these factors could impact future pension expense.

Acquisition History

A significant portion of Celestica's growth in prior years was generated by strengthening its customer relationships, building a global manufacturing network, and increasing the breadth of its service offerings through asset and business acquisitions. The Company focused on investing strategically in acquisitions that better positioned the Company for future outsourcing opportunities. Celestica's most active year for acquisitions was 2001. With a global manufacturing network established, the historical pace of Celestica's acquisitions did not continue in 2002 or in 2003, and may not continue in the future.

As a result of the continued downturn in technology manufacturing, some of the sites acquired in prior years have been closed or have experienced headcount reductions. Supply agreements entered into in connection with certain acquisitions were also affected by order cancellations and reschedulings as base-business volumes decreased. See discussion below in "Results of Operations."

In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation and signed a five-year supply agreement. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States and signed a multi-year supply agreement. The aggregate purchase price for these acquisitions in 2002 of $111.0 million was financed with cash and allocated to the net assets acquired, based on their relative fair values at the date of acquisition.

In October 2003, the Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in Concord, Massachusetts. This acquisition provides Celestica with an expanded customer base and service offerings. This acquisition also supports Celestica's strategy of diversifying its end markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals. The shareholders of MSL are entitled to receive 0.375 of a subordinate voting share of Celestica for each common share of MSL. Preferred shareholders of MSL are entitled to receive cash or, at the holder's election, subordinate voting shares of Celestica. The company estimates that it will issue approximately 14.3 million subordinate voting shares to the common shareholders and certain preferred shareholders of MSL, including a cash consideration of approximately $50.6 million to certain of MSL's preferred shareholders. The acquisition closed in March 2004.

Celestica may at any time be engaged in ongoing discussions with respect to several possible acquisitions of widely-varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and company acquisitions. Celestica identifies possible acquisitions that would enhance its global manufacturing network, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to actively pursue and consider other acquisition opportunities.

Results of Operations

Celestica's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customers' orders will vary due to customers' attempts to balance their inventory, changes in their manufacturing strategies, variation in demand for their products and general economic conditions. Celestica's annual and quarterly operating results are also affected by capacity utilization, geographic manufacturing mix and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage labour, inventory and capital assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer product delivery requirements, shortages of components or labour, the costs of transferring and ramping up programs, and other factors. Weak end-market conditions began to emerge in early to mid-2001 and have continued through 2003 for most of the Company's communications and computing industries' customers. This has resulted in customers rescheduling or cancelling orders which have negatively impacted Celestica's results of operations.

The higher cost manufacturing geographies in Europe and North America experienced the greatest declines in revenue and operating profits due to declining volumes, significant pricing pressures and inefficiencies associated with the Company's product transfer activities to lower cost manufacturing sites. The Company's Asian operations had production levels that enabled the region to maintain profitability throughout 2003. Asia benefited from higher demand and from product transfers from Europe and North America, as customers wanted the benefits from that region's lower cost structure.

The table below sets forth certain operating data expressed as a percentage of revenue for the years indicated:

	Year ended December 31

	2001	2002	2003

Revenue	100.0%	100.0%	100.0%
Cost of sales	92.9	93.3	96.1

Gross profit	7.1	6.7	3.9
Selling, general and administrative expenses	3.2	3.4	3.7
Research and development costs	0.2	0.2	0.4
Amortization of goodwill and intangible assets	1.3	1.2	0.7
Integration costs related to acquisitions	0.2	0.2	—
Other charges	2.7	8.2	2.6

Operating loss	(0.5)	(6.5)	(3.5)
Interest income, net	(0.1)	(0.0)	(0.1)

Loss before income taxes	(0.4)	(6.5)	(3.4)
Income taxes (recovery)	0.0	(1.1)	0.5

Net loss	(0.4)%	(5.4)%	(3.9)%

Revenue

Revenue decreased 19%, to $6.7 billion in 2003 from $8.3 billion in 2002. The most significant factors causing the decline were the reductions in volume as a result of the prolonged weakened end-market conditions and reduced prices on components and services caused by continued excess capacity in the EMS industry. The reductions in volume accounted for approximately 75% of the revenue decrease and the rest was reduced pricing driven primarily by lower component costs.

Celestica currently manages its operations on a geographic basis. The three reporting segments are the Americas, Europe and Asia. The following table is a breakdown of revenue by reporting segment:

	Year ended December 31

	2001	2002	2003

	(in billions)

Americas	$6.3	$4.6	$3.1
Europe	3.0	1.8	1.4
Asia	1.0	2.1	2.5
Inter-segment	(0.3)	(0.2)	(0.3)

Total	$10.0	$8.3	$6.7

Revenue from the Americas operations decreased 33% from 2002. Revenue from European operations decreased 22% from 2002. Operations in Americas and Europe were significantly impacted by customer order reductions due to the downturn in end-market demand for their products as well as severe pricing pressures. The Company has completed the majority of its plans to reduce its manufacturing capacity in these geographies by downsizing and/or closing facilities. In addition, the customers' continued demands for significantly lower product manufacturing costs has resulted in the transfer of programs from higher cost geographies to lower cost geographies, which further reduced the revenue in these higher cost geographies. Revenue from Asian operations increased 17% from 2002. The Company's Asian operations have benefited from new business wins, the transfer of production from other geographies and the flow-through of acquisitions. Offsetting this is the impact of continued softness in end markets and pricing pressures. Of the net increase in Asian revenue, approximately half resulted from the transfer of programs and from the flow-through of the acquisition in Japan which closed on March 31, 2002.

In 2002, revenue decreased 17% from 2001, primarily due to a reduction in base business volumes as a result of the prolonged weakened end-market conditions. Excess capacity in the EMS industry put pressure on pricing for components and services, also reducing revenue. Revenue from the Americas operations decreased 27% from 2001. Revenue from European operations decreased 40% from 2001. Americas and European operations were hardest hit by customer cancellations and delays of orders because of the downturn in end-market demand for their products, as well as the customers' demands for lower product manufacturing costs. The Company had initiated restructuring actions in 2002 to reduce the manufacturing capacity in these geographies, which included downsizing and closure of manufacturing facilities. The restructuring actions also included transferring programs from higher cost geographies to lower cost geographies. Revenue from Asian operations increased 113% from 2001, primarily due to acquisitions and an increase in base-business volumes.

The industry end-market segmentation as a percentage of revenue for 2003 are: enterprise communications—25%, telecommunications—23%, servers—22%, storage—13%, other—10%, and workstations and PCs—7%. At the beginning of 2003, as the Company continued to diversify into new markets, it separated its communications market segment into enterprise and telecommunications and also separated storage from other. The prior year's comparatives have not been adjusted to reflect the new end-market segmentation. The industry end-market segmentation as a percentage of revenue for 2002 are: communications—45%, servers—26%, storage and other—22%, and workstations and PCs—7%. For 2001, the end-market industry as a percentage of revenue are communications—36%, servers—31%, storage and other—18%, and workstations and PCs—15%. Historically, revenue is highest in the fourth quarter, with the exception of 2002, when the Company was hardest hit by the downturn. Throughout 2003, revenue continued to improve sequentially each quarter, with a 17% increase in the fourth quarter of 2003.

The following customers represented more than 10% of total revenue for each of the indicated periods:

Year ended December 31

	2001	2002	2003

Sun Microsystems	X	X	X
IBM	X	X	X
Lucent Technologies	X	X	X
Cisco Systems			X

Celestica's top ten customers represented in the aggregate 73% of total revenue in 2003, compared to 85% in 2002 and 84% in 2001. There has been a steady decline in revenue from the Company's top three customers over the past year, as their volumes were most negatively impacted by the broad-based reductions in corporate spending for computing and communications infrastructure products. At the same time, the Company has been focused on diversifying its customer base by adding new customers in areas outside of the traditional communications and computing end markets, such as aerospace and defense, automotive, industrial, consumer and medical. Revenue from its non-top ten customers represented in the aggregate 27% of total revenue in 2003, up from 15% a year ago.

The Company is dependent upon continued revenue from its top customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. See notes 15 (concentration of risk) and 17 to the 2003 Consolidated Financial Statements.

The Company believes its growth depends on increasing sales to existing customers for their current and future product generations, and on successfully attracting new customers. Customer contracts can be cancelled and volume levels can be changed or delayed. The timely replacement of delayed, cancelled or reduced orders with new business cannot be assured. In addition, the Company has no assurance that any of its current customers will continue to utilize its services, which could have a material adverse effect on the Company's results of operations.

The Company has also focused on expanding its product and service offerings. During the year, the Company announced that it would make investments to support the Company's reference design activities for next generation servers, workstations and other products. Revenue earned during the year was minimal, however, management expects revenue to increase as the Company expands this new business. The Company's start-up costs for this business negatively impacted the year's results. The cost of the new investments included in cost of sales, selling, general and administrative expenses, and research and development expenses, totaled approximately 1% of total revenue.

Gross profit

Gross profit decreased 53% to $261.0 million in 2003 from $555.8 million in 2002. Gross margin decreased to 3.9% in 2003 from 6.7% in 2002. Gross margin decreased disproportionately due to the significant reduction in business volumes and corresponding low asset utilization rates, industry pricing pressures, a change in the mix of products manufactured (from higher complexity, higher value-add products to lower complexity, lower value-add products), costs of ramping new customer programs, costs of transferring programs to other geographies and costs to support the new reference design activities. Lower volumes contributed to approximately a 65% decrease in gross profit from 2002, with the remainder, primarily pricing, mix and the cost of new investments, reducing gross profit by approximately a further 20%. This decrease was offset in part by the benefits from the Company's restructuring programs and various other cost reduction initiatives. The benefits from restructuring amounted to approximately $250 million in 2003 of which approximately 75% was realized in lower cost of sales.

The Company's higher cost operations in the Americas and Europe were significantly impacted by reductions in higher complexity and higher value-add products due to the weak demand from the Company's computing and telecommunications customers. As a result of these conditions, volumes declined and pricing pressure increased, driving the majority of the gross margin declines.

European operations continued to be the most adversely affected by lower utilization levels and higher fixed costs. Most of the planned restructuring actions for Europe were announced by year-end 2003. Although the Company realized some benefits of the restructuring during the latter part of the year, further savings will be realized in 2004, as the Company completes its planned actions by mid-2004. Americas operations have also been affected by significant volume reductions, the cost of transferring programs and investments in new product and service offerings, specifically the reference design activities. Asian operations have been affected by program ramping costs and overall pricing pressures offset, in part, by higher production volumes.

Gross profit decreased 22%, to $555.8 million in 2002 from $712.5 million in 2001. Gross margin decreased to 6.7% in 2002 from 7.1% in 2001, primarily due to the significant reduction in business volumes and industry pricing pressures. European operations were most adversely affected as they were operating at lower levels of utilization and higher fixed costs for the year. The volume reductions tended to impact higher value-add products disproportionately, further adversely affecting the European margins. In addition, costs for the Company's European operations were higher than expected due to delays in transferring programs, the slower pace of restructuring and some process scrap and related inventory issues, in the latter part of the year. The margin declines in the Company's European operations were offset partially by improved margins in the Americas and Asian operations. The Americas improved its operating efficiencies, had higher value-add product mix and benefited from restructuring actions. Asian margins improved on higher volumes and utilization rates.

By the end of 2003, the Company had transitioned most of its high volume products to low cost geographies, with approximately 70% of its production facilities in lower cost geographies, up from 50% a year ago. Capacity utilization has improved to between 55% to 60% at the end of 2003 from 45% to 50% at the end of 2002.

For the foreseeable future, the Company's gross margin is expected to be impacted by product volume and mix, production efficiencies, utilization of manufacturing capacity, geographic manufacturing mix, start-up and ramp-up activities, new product introductions, pricing within the electronics industry, cost structures at individual sites, and other factors, including the overall highly competitive nature of the EMS industry. Over time, margins at individual sites and for the Company as a whole are expected to fluctuate. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth. Through the fourth quarter of 2003, increased volumes and improved capacity utilization have stabilized pricing on components and our services. This, together with the continued restructuring benefits, should add to the Company's future profitability.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses decreased 11%, to $249.8 million (3.7% of revenue) in 2003 from $280.3 million (3.4% of revenue) in 2002. SG&A as a percentage of revenue increased as a result of a significant reduction in revenue, higher spending in sales and marketing to support new markets, as well as the benefits from the Company's restructuring activities lagging behind the revenue decline. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs, offset by higher costs, largely to support new products and new markets.

SG&A expenses decreased 14%, to $280.3 million (3.4% of revenue) in 2002 from $324.3 million (3.2% of revenue) in 2001. SG&A as a percentage of revenue increased as a result of a significant reduction in revenue and the benefits from the Company's restructuring activities lagging behind the revenue decline. The decrease in SG&A, on an absolute basis, reflects the benefits from the Company's restructuring programs and a reduction in spending, which more than offset the increase in expenses due to operations acquired in the latter part of 2001 and in 2002.

Research and development costs

Research and development (R&D) increased 32%, to $24.0 million (0.4% of revenue) in 2003 from $18.2 million (0.2% of revenue) in 2002. The increased spending in R&D was principally to support the Company's reference design activities for next generation servers, workstations and other products.

R&D costs increased slightly to $18.2 million (0.2% of revenue) in 2002, compared to $17.1 million (0.2% of revenue) in 2001.

Amortization of intangible assets

Amortization of intangible assets decreased 49%, to $48.5 million in 2003 from $95.9 million in 2002. In the fourth quarter of 2002, the Company recorded an impairment charge to write down its intangible assets. As a result of the write down in 2002, the amortization expense decreased in 2003. The decrease in expense is partially offset by amortization of intangible assets arising from the 2002 acquisitions.

Amortization of goodwill and intangible assets decreased 23%, to $95.9 million in 2002 from $125.0 million in 2001. The decrease in amortization is the result of a change in accounting for goodwill, offset in part by the amortization of intangible assets arising from the 2001 and 2002 acquisitions. Effective January 1, 2002, the Company adopted the new accounting standards for goodwill and discontinued amortization of all goodwill effective that date. Amortization of goodwill for 2001 was $39.2 million. See note 2(q)(i) to the 2003 Consolidated Financial Statements for the impact of the change in policy on net loss and per share calculations.

Integration costs related to acquisitions

Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers, and the salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

There were no integration costs in 2003, compared to $21.1 million in 2002 and $22.8 million in 2001. Integration costs vary from period to period due to the timing of acquisitions and related integration activities.

Other charges

	Year ended December 31

	2001	2002	2003	Total

	(in millions)

2001 restructuring	$237.0	$1.9	$7.9	$246.8
2002 restructuring	—	383.5	15.7	399.2
2003 restructuring	—	—	71.3	71.3

Total restructuring	$237.0	$385.4	$94.9	$717.3
2002 goodwill impairment	—	203.7	—	203.7
Other impairment	36.1	81.7	82.8	200.6
Deferred financing costs and debt redemption fees	—	9.6	1.3	10.9
Gain on sale of surplus land	—	(2.6)	(3.6)	(6.2)

	$273.1	$677.8	$175.4	$1,126.3

Further details of the other charges are included in note 11 to the 2003 Consolidated Financial Statements and note 6 to the December 31, 2003 Interim Consolidated Financial Statements.

To date, the Company has recorded charges in connection with three separate restructuring plans in response to the challenging economic climate. These actions, which included reducing workforce, consolidating facilities and changing the number and location of production facilities, were largely intended to align the Company's capacity and infrastructure to anticipated customer requirements for more capacity in lower cost regions, as well as to rationalize its manufacturing network to the lower demand levels. The Company has recorded charges totalling $246.8 million for its 2001 restructuring plan, $399.2 million for its 2002 restructuring plan and $71.3 million relating to its 2003 restructuring plan.

The Company recorded a combined total of $717.3 million for its three restructuring plans. The focus of these restructuring plans was on the Americas and Europe, as they were hit the hardest by the downturn. A total of 18,510 employees have been released from the business as of December 31, 2003. Approximately 620 employee positions remain to be eliminated by mid-2004. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. A total of 29 facilities were closed or downsized in the Americas and Europe, which included the transfer of programs from these higher cost geographies to lower cost geographies. The remaining lease facilities costs are estimated to be paid out through 2015. All cash outlays are expected to be funded from cash on hand.

The Company has and expects to continue to benefit from the restructuring measures taken in prior years through reduced depreciation, lease and labour costs in cost of sales and SG&A expenses, and reduced amortization of intangibles. These benefits amounted to approximately $250 million in 2003, of which approximately 75% was realized in lower cost of sales and the balance in lower SG&A and amortization of intangibles. The Company has completed the major components of the 2001 and 2002 restructuring plans, except for certain employee terminations in the Americas and certain long-term lease and other contractual obligations. The Company expects to complete the remaining 2003 restructuring actions in Europe by mid-2004.

The principal focus of the restructuring actions was in the Americas and European regions. Both regions underwent capacity reductions and program transfers throughout 2002 and 2003. The Company will continue to evaluate its results, and could propose future restructuring actions as a result of further changes in the EMS industry, customer demand or other market conditions. In January 2004, the Company announced that it will incur an additional pre-tax restructuring charge of between $10.0 million and $15.0 million in the first quarter of 2004, predominately for employee termination costs.

The Company conducts an annual review of goodwill and long-lived assets in the fourth quarter of each year to correspond with its planning cycle, absent of any triggering factors which would have necessitated a review earlier in the year. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, have significantly impacted forecasted revenue and have reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of long-lived assets including intangible assets and capital assets. In the fourth quarter of 2003, the Company recorded non-cash charges against intangible assets of $25.3 million, and $57.5 million against capital assets, which included an impairment of $14.3 million relating to the purchase of a leased facility. In the fourth quarter of 2002, the Company recorded non-cash charges of $203.7 million against goodwill, $69.0 million against intangible assets, and $12.7 million against capital assets. In 2001, the Company recorded non-cash charges totaling $36.1 million, primarily against goodwill, intangible assets and other assets.

The Company may continue to experience goodwill and long-lived asset impairment charges in the future as a result of changes in the electronics industry, customer demand and other market conditions, which may have a material adverse effect on the Company's financial condition.

Interest income, net

Interest income in 2003 decreased to $9.4 million compared to $17.2 million in 2002. The reduction in interest income in 2003 is due to lower cash balances being invested at lower interest rates compared to 2002. Interest income was offset by interest expense of $5.4 million in 2003, compared to $16.1 million in 2002.

Interest income in 2002 amounted to $17.2 million, compared to $27.7 million in 2001. Interest income decreased for 2002 compared to 2001, primarily due to lower interest rates on cash balances. Interest income was offset by interest expense incurred on the Company's Senior Subordinated Notes and debt facilities. Interest expense decreased from $19.8 million in 2001 to $16.1 million in 2002, due to the redemption of the Senior Subordinated Notes in August 2002.

Income taxes

Income tax expense in 2003 was $33.1 million on a net loss before tax of $232.7 million, compared to a recovery of $91.2 million on a net loss before tax of $536.4 million in 2002. The effective tax rate for 2003 was negative 14.2% compared to an effective tax rate of 17% in 2002. The tax rate and resulting tax expense were impacted by the increase in the valuation allowance, primarily recorded against existing European deferred tax assets ($35.3 million) and 2003 European restructuring charges and European operating losses.

In addition, the Company's effective tax rate is impacted by the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2004 and 2012—see note 12 to the 2003 Consolidated Financial Statements), restructuring charges, operating losses, the time period in which losses may be used under tax laws, and the impairment of deferred income tax assets. The tax benefit arising from the tax holidays and tax incentives is approximately $17.6 million, or $0.08 diluted per share, for 2003 and $24.9 million, or $0.11 diluted per share, for 2002. Such tax holidays are subject to conditions with which the Company expects to continue to comply.

The net deferred income tax asset for 2003 of $225.0 million ($274.3 million as at December 31, 2002), arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax assets and tax planning strategies, management has determined that a valuation allowance of $185.3 million is required in respect of its deferred income tax assets as at December 31, 2003 ($76.6 million as at December 31, 2002). In order to fully utilize the net deferred income tax assets of $225.0 million, the Company will need to generate future taxable income of approximately $642.5 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2003.

Liquidity and Capital Resources

In 2003, operating activities utilized $158.5 million in cash, compared to providing $982.8 million in cash in 2002. Cash from operations was negatively impacted by depressed volumes and program transfers. $252.6 million was used to support higher inventory levels. Inventory was purchased earlier in the cycle to ensure adequate supply in response to increased customer demand in the fourth quarter of 2003, as well as to support the increasing sales momentum going into the first quarter of 2004. Investing activities for 2003 included capital expenditures of $175.9 million, primarily to expand manufacturing capacity in Asia and to purchase the building in Fort Collins, Colorado which the Company previously leased. Investing activities for 2002 included capital expenditures of $151.4 million and asset acquisitions of $111.0 million, offset in part, by proceeds from the sale-leaseback of machinery and equipment, and the sale of the Company's Columbus, Ohio facility.

The Company continues to focus on efficiency including improving cash cycle days and inventory turns. The Company's average cash cycle, calculated as accounts receivable days plus inventory days minus payable days (defined as current liabilities excluding interest bearing items), for 2003 was 7 days, an improvement of 11 days over 2002.

The Company continued to reduce the leverage on its balance sheet by repurchasing Liquid Yield Option™ Notes (LYONs) in the open market. In 2003, LYONs with a principal amount at maturity of $435.9 million were repurchased at an average price of $512.75 per LYON, for a total cash outlay of $223.5 million. A loss of $2.8 million was recorded for the year. The Company may, from time to time, purchase additional LYONs in the open market. Through December 31, 2003, the Company repurchased LYONs with a total principal amount at maturity of $658.8 million, for a total cash outlay of $323.8 million. The Company currently has pre-approval to spend up to an additional $126.2 million to repurchase LYONs, at management's discretion. The amount and timing of future purchases cannot be determined at this time.

As at December 31, 2003, the Company has outstanding LYONs with a principal amount at maturity of $1,154.7 million payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $661.4 million. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof. See further details in note 8 to the 2003 Consolidated Financial Statements.

In April 2003, Celestica amended its Normal Course Issuer Bid (NCIB) to permit it to repurchase up to 10% of the public float, or 18.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 31, 2003. This program was completed in July 2003. In July 2003, Celestica filed a new NCIB to repurchase up to an additional 10% of the public float, or 17.0 million subordinate voting shares, for cancellation, over a period from August 1, 2003 to July 31, 2004. Under these programs, shares are purchased at the market price at the time of purchase. The number of shares to be repurchased during any 30-day period may not exceed 2% of the outstanding subordinate voting shares. A copy of the notices relating to the two NCIB programs may be obtained from Celestica, without charge, by contacting the Company's Investor Relations department at clsir@celestica.com. In 2003, the Company repurchased 20.6 million subordinate voting shares at a weighted average price of $13.35 per share. All of these transactions were funded with cash on hand. Through December 31, 2003, a total of 22.6 million subordinate voting shares have been repurchased pursuant to these NCIBs.

In 2002, Celestica redeemed the entire $130.0 million of outstanding Senior Subordinated Notes which were due in 2006 and paid the contractual premium of 5.25%, or $6.9 million, on redemption.

Since the Company began its share and debt repurchase activities in the third quarter of 2002, a total of $768.1 million was spent to repurchase senior subordinated notes, subordinate voting shares and LYONs.

Capital Resources

At December 31, 2003, the Company had two credit facilities: a $500.0 million four-year revolving term credit facility and a $250.0 million (reduced from $350.0 million in October 2003) revolving term credit facility which expire in July 2005 and October 2004, respectively. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and, a change in control is an event of default. The Company does not currently anticipate requiring any borrowings from the credit facilities to support existing operations. Based on the required minimum financial ratios, the Company is currently limited to approximately $140 million of borrowings under the facilities. Additional borrowing amounts would be available to support the funding of acquisitions or to support certain other potential refinancing needs. No borrowings were outstanding under the revolving credit facilities and Celestica was in compliance with all covenants at December 31, 2003.

Celestica and certain subsidiaries have additional uncommitted bank overdraft facilities which total $55.1 million that are available for operating requirements.

Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. At December 31, 2003, Celestica had committed $18.7 million in capital expenditures, principally for machinery and equipment and facilities in Asia. The Company expects capital spending for 2004 to be in the range of 1.5% to 2.5% of revenue and it will be funded from cash on hand. In addition, Celestica regularly reviews acquisition opportunities and, as a result, may require additional debt or equity financing.

The Company has an arrangement to sell up to $400.0 million in accounts receivable under a revolving facility which is available until September 2004. As of December 31, 2003, the Company generated cash from the sale of $359.3 million in accounts receivable. The purchaser of the accounts receivable is a division of a Schedule "A" rated Canadian bank, with a Standard and Poor's Rating Service rating of A and Stable outlook, and had assets under management of over $50.0 billion as of the date of its last annual filing. The terms of the arrangement provide that the purchaser may elect not to purchase receivables if Celestica's corporate credit rating falls below BB- as determined by Standard and Poor's Rating Service.

Celestica's corporate, or senior implied, ratings are BB+ from Standard and Poor's and Ba1 from Moody's Investor Services. During 2003, both Moody's and Standard and Poor's revised their outlook on the Company from stable to negative, as a result of reduced revenue and operating profit performance. A reduction in Celestica's credit ratings could impact Celestica's future cost of borrowing.

Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs, and costs of locally sourced supplies and inventory) are denominated in various currencies. The majority of the Company's cash balances are held in U.S. dollars. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. The Company has an exchange risk management policy in place to control its hedging programs and does not enter into speculative trades. At December 31, 2003, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $623.2 million with expiry dates up to January 2006. The fair value of these contracts at December 31, 2003 was an unrealized gain of $49.8 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs in the regions in which the Company has manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. In general, these contracts extend for periods of up to 25 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions will be successful. See notes 2(n) and 15 to the 2003 Consolidated Financial Statements.

As at December 31, 2003, the Company has contractual obligations that require future payments as follows:

	Total	2004	2005	2006	2007	2008	Thereafter

	(in millions)

Long-term debt	$3.4	$2.7	$0.7	$—	$—	$—	$—
Operating leases	255.2	60.8	43.1	30.1	21.8	18.9	80.5

As at December 31, 2003, the Company has commitments that expire as follows:

	Total	2004	2005	2006	2007	2008	Thereafter

	(in millions)

Foreign currency contracts	$623.2	$585.6	$34.9	$2.7	$—	$—	$—
Letters of credit, letters of guarantee and surety and performance bonds	55.9	32.6	16.9	—	4.0	2.4	—
Capital expenditures	18.7	18.7	—	—	—	—	—

Cash outlays for the Company's contractual obligations and commitments identified above are expected to be funded by cash on hand. Purchase commitments are not included in the above table as non-cancellable purchase orders are generally short-term in nature and longer term purchase orders are typically cancellable.

The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. During 2003, the Company made pension contributions of $33.8 million ($13.5 million in 2002), of which $26.7 million was discretionary ($6.7 million in 2002). The Company estimates the 2004 statutory pension contribution to range from $7.0 million to $10.0 million and the voluntary pension contribution to range from $8.0 million to $10.0 million.

The Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these indemnifications.

The Company expensed management-related fees charged by its parent company, based on the terms of a management agreement. See note 13 to the 2003 Consolidated Financial Statements.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the end of the year, and have concluded that such controls and procedures are effective.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

Recent Development

In October 2003, the Company entered into an agreement to acquire MSL. See "Acquisition History."

Recent Accounting Developments

Stock-based compensation and other stock-based payments:

Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870. See note 2(q)(ii) to the 2003 Consolidated Financial Statements.

Hedging relationships:

In January 2002, the CICA issued Accounting Guideline AcG-13. See note 2(r) to the 2003 Consolidated Financial Statements.

Impairment of long-lived assets:

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In December 2002, the CICA issued standards similar to SFAS No. 144. See note 2(j) to the 2003 Consolidated Financial Statements.

Guarantees:

In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements." In December 2002, the CICA approved AcG-14 which harmonizes Canadian GAAP to the disclosure requirements of FIN 45. See notes 20(l) and 16 to the 2003 Consolidated Financial Statements.

Consolidation of variable interest entities:

In January 2003, FASB issued FIN 46, "Consolidation of Variable Interest Entities." See note 20(l) to the 2003 Consolidated Financial Statements. In June 2003, the CICA issued standards similar to FIN 46, effective for 2005.

Restructuring charges:

In March 2003, the CICA issued EIC-134, "Accounting for Severance and Termination Benefits," and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." The FASB issued similar standards in July 2002. See notes 2(p) and 20(l) to the 2003 Consolidated Financial Statements.

Asset retirement obligations:

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations." The FASB issued similar standards in August 2001. See notes 2(r) and 20(l) to the 2003 Consolidated Financial Statements.

Liabilities and equity:

In November 2003, the CICA revised Handbook Section 3860, "Financial Instruments—Presentation and Disclosure." See note 2(r) to the 2003 Consolidated Financial Statements.

Revenue recognition:

In December 2003, the CICA issued EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables." The FASB has similar standards. See note 2(r) to the 2003 Consolidated Financial Statements.

Generally accepted accounting principles:

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." See note 2(r) to the 2003 Consolidated Financial Statements.

Management's Responsibility
for financial statements

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and in other sections of this Annual Report.

The Company maintains appropriate processes to ensure that relevant and reliable financial information is produced. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. The significant accounting policies, which management believes are appropriate for the Company, are described in note 2 to the Consolidated Financial Statements.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and overseeing management's performance of its financial reporting responsibilities. An Audit Committee of three non-management Directors is appointed by the Board.

The Audit Committee reviews the Consolidated Financial Statements, adequacy of internal controls, audit process and financial reporting with management and with the external auditors. The Audit Committee reports to the Directors prior to the approval of the audited Consolidated Financial Statements for publication.

KPMG LLP, the Company's external auditors, who are appointed by the shareholders, audited the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards to enable them to express to the shareholders their opinion on the Consolidated Financial Statements. Their report is below.

Anthony P. Puppi
Executive Vice President,
Chief Financial Officer
January 20, 2004

Auditors' Report

To the Shareholders of Celestica Inc.

We have audited the consolidated balance sheets of Celestica Inc. as at December 31, 2002 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada
January 20, 2004

Consolidated Balance Sheets

(in millions of U.S. dollars)

As at December 31
	2002	2003

Assets
Current assets:
Cash and short-term investments	$1,851.0	$1,028.8
Accounts receivable (note 2(e))	785.9	771.5
Inventories (note 2(f))	775.6	1,030.6
Prepaid and other assets	115.1	158.4
Deferred income taxes	36.9	40.8

	3,564.5	3,030.1
Capital assets (note 4)	727.8	679.6
Goodwill from business combinations (note 5)	948.0	948.0
Intangible assets (note 5)	211.9	137.9
Other assets (note 6)	354.6	339.1

	$5,806.8	$5,134.7

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$947.2	$1,101.9
Accrued liabilities (note 20(k))	475.4	382.3
Income taxes payable	24.5	8.2
Deferred income taxes	21.5	21.4
Current portion of long-term debt (note 7)	2.7	2.7

	1,471.3	1,516.5
Long-term debt (note 7)	4.2	0.7
Accrued pension and post-employment benefits (note 14)	77.2	86.0
Deferred income taxes	46.2	57.2
Other long-term liabilities	4.3	6.0

	1,603.2	1,666.4
Shareholders' equity	4,203.6	3,468.3

	$5,806.8	$5,134.7

Commitments, contingencies and guarantees (note 16)

Canadian and United States accounting policy differences (note 20)

On behalf of the Board:

Robert L. Crandall Director	William A. Etherington Director

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss
(in millions of U.S. dollars, except per share amounts)

	Year ended December 31

	2001	2002	2003

Revenue	$10,004.4	$8,271.6	$6,735.3
Cost of sales	9,291.9	7,715.8	6,474.3

Gross profit	712.5	555.8	261.0
Selling, general and administrative expenses	324.3	280.3	249.8
Research and development costs	17.1	18.2	24.0
Amortization of goodwill and intangible assets (note 5)	125.0	95.9	48.5
Integration costs related to acquisitions (note 3)	22.8	21.1	—
Other charges (note 11)	273.1	677.8	175.4

	762.3	1,093.3	497.7

Operating loss	(49.8)	(537.5)	(236.7)
Interest on long-term debt	19.8	16.1	5.4
Interest income, net	(27.7)	(17.2)	(9.4)

Loss before income taxes	(41.9)	(536.4)	(232.7)

Income taxes expense (recovery) (note 12):
Current	25.8	16.6	6.0
Deferred	(27.9)	(107.8)	27.1

	(2.1)	(91.2)	33.1

Net loss	$(39.8)	$(445.2)	$(265.8)

Basic loss per share (note 10)	$(0.26)	$(1.98)	$(1.22)
Diluted loss per share (note 10)	$(0.26)	$(1.98)	$(1.22)
Weighted average number of shares outstanding (in millions) (note 10)
Basic	213.9	229.8	216.5
Diluted	213.9	229.8	216.5
Net loss in accordance with U.S. GAAP (note 20)	$(51.3)	$(494.9)	$(258.9)
Basic loss per share, in accordance with U.S. GAAP (note 20)	$(0.24)	$(2.15)	$(1.20)
Diluted loss per share, in accordance with U.S. GAAP (note 20)	$(0.24)	$(2.15)	$(1.20)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in millions of U.S. dollars)

	Convertible Debt (note 8)	Capital Stock (note 9)	Contributed Surplus	Retained Earnings (Deficit)	Foreign Currency Translation Adjustment	Total Shareholders' Equity

Balance—December 31, 2000	$860.5	$2,395.4	$—	$217.5	$(4.1)	$3,469.3
Convertible debt accretion, net of tax	26.3	—	—	(15.0)	—	11.3
Shares issued, net	—	1,303.6	—	—	—	1,303.6
Currency translation	—	—	—	—	1.2	1.2
Net loss for the year	—	—	—	(39.8)	—	(39.8)

Balance—December 31, 2001	886.8	3,699.0	—	162.7	(2.9)	4,745.6
Convertible debt accretion, net of tax	28.7	—	—	(17.5)	—	11.2
Repurchase of convertible debt (note 8)	(110.9)	—	—	6.7	—	(104.2)
Shares issued, net	—	8.5	—	—	—	8.5
Repurchase of shares (note 9)	—	(36.9)	5.8	(1.4)	—	(32.5)
Currency translation	—	—	—	—	20.2	20.2
Net loss for the year	—	—	—	(445.2)	—	(445.2)

Balance—December 31, 2002	804.6	3,670.6	5.8	(294.7)	17.3	4,203.6
Convertible debt accretion, net of tax	23.6	—	—	(15.5)	—	8.1
Repurchase of convertible debt (note 8)	(224.7)	—	—	(2.8)	—	(227.5)
Shares issued, net	—	7.3	—	—	—	7.3
Repurchase of shares (note 9)	—	(380.1)	105.2	—	—	(274.9)
Stock based compensation (note 2(q)(ii))	—	—	0.3	—	—	0.3
Other	—	—	4.4	—	—	4.4
Currency translation	—	—	—	—	12.8	12.8
Net loss for the year	—	—	—	(265.8)	—	(265.8)

Balance—December 31, 2003	$603.5	$3,297.8	$115.7	$(578.8)	$30.1	$3,468.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of U.S. dollars)

	Year ended December 31

	2001	2002	2003

Cash provided by (used in):
Operations:
Net loss	$(39.8)	$(445.2)	$(265.8)
Items not affecting cash:
Depreciation and amortization	319.5	311.0	222.1
Deferred income taxes	(27.9)	(107.8)	27.1
Non-cash charge for option issuances	—	—	0.3
Restructuring charges (note 11)	98.6	194.5	(2.3)
Other charges (note 11)	36.1	292.1	80.5
Other	1.7	(6.1)	(14.0)
Changes in non-cash working capital items:
Accounts receivable	887.2	297.4	14.4
Inventories	822.5	623.9	(252.6)
Other assets	45.7	26.1	(43.2)
Accounts payable and accrued liabilities	(854.0)	(202.7)	65.2
Income taxes payable	0.9	(0.4)	9.8

Non-cash working capital changes	902.3	744.3	(206.4)

Cash provided by (used in) operations	1,290.5	982.8	(158.5)

Investing:
Acquisitions, net of cash acquired	(1,299.7)	(111.0)	(0.5)
Purchase of capital assets	(199.3)	(151.4)	(175.9)
Proceeds on sale of capital assets	—	71.6	7.3
Other	1.4	(0.7)	(0.4)

Cash used in investing activities	(1,497.6)	(191.5)	(169.5)

Financing:
Bank indebtedness	(2.8)	(1.6)	—
Repayments of long-term debt	(56.0)	(146.5)	(3.5)
Debt redemption fees (note 11(f))	—	(6.9)	—
Deferred financing costs	(3.9)	(2.6)	(1.6)
Repurchase of convertible debt (note 8)	—	(100.3)	(223.5)
Issuance of share capital	737.7	7.4	5.1
Share issue costs, pre-tax	(10.0)	—	—
Repurchase of capital stock (note 9)	—	(32.5)	(274.9)
Other	1.1	(0.1)	4.2

Cash provided by (used in) financing activities	666.1	(283.1)	(494.2)

Increase (decrease) in cash	459.0	508.2	(822.2)
Cash, beginning of year	883.8	1,342.8	1,851.0

Cash, end of year	$1,342.8	$1,851.0	$1,028.8

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 19)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in millions of U.S. dollars, except per share amounts)

1.     Nature of business:

The primary operations of the Company include providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market services to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

The Company's accounting policies are in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 20, are, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

2.     Significant accounting policies:

(a)   Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. The results of subsidiaries acquired during the year are consolidated from their respective dates of acquisition. The Company's business combinations are accounted for using the purchase method. Inter-company transactions and balances are eliminated on consolidation.

(b)   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

(c)   Revenue:

Revenue is derived primarily from the sale of electronics equipment that has been built to customer specifications. Revenue from product sales is recognized upon shipment, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, customer specified test criteria have been met and the earnings process is complete. The Company has no further performance obligations other than its standard manufacturing warranty. Celestica has contractual arrangements with the majority of its customers that require the customer to purchase unused inventory that Celestica has purchased to fulfill that customer's forecasted manufacturing demand. Celestica accounts for raw material returns as reductions in inventory and does not record revenue on these transactions.

The Company also derives revenue from engineering, design and after-market services. Services revenue is recognized as services are performed for short-term contracts and on a percentage-of-completion basis for long-term contracts.

(d)   Cash and short-term investments:

Cash and short-term investments include cash on account, demand deposits and short-term investments with original maturities of less than three months.

(e)   Allowance for doubtful accounts:

The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management reasonably believes will be collected. A specific allowance is recorded against customer receivables that are considered to be impaired based on the Company's knowledge of the financial condition of its customers. In determining the amount of the allowance, the following factors are considered: the aging of the receivables; customer and industry concentrations; the current business environment; and historical experience.

Accounts receivable are net of an allowance for doubtful accounts of $50.3 at December 31, 2003 (2002—$62.4).

(f)    Inventories:

Inventories are valued on a first-in, first-out basis at the lower of cost and replacement cost for production parts, and at the lower of cost and net realizable value for work in progress and finished goods. Cost includes materials and an application of relevant manufacturing value-add. In determining the net realizable value, the Company considers factors such as shrinkage, the aging and future demand of the inventory, contractual arrangements with customers, and the ability to redistribute inventory to other programs or return inventory to suppliers.

	2002	2003

Raw materials	$479.8	$736.6
Work in progress	101.0	119.2
Finished goods	194.8	174.8

	$775.6	$1,030.6

(g)   Capital assets:

Capital assets are carried at cost and amortized over their estimated useful lives on a straight-line basis. Estimated useful lives for the principal asset categories are as follows:

Buildings	25 years
Buildings/leasehold improvements	Up to 25 years or term of lease
Office equipment	5 years
Machinery and equipment	3 to 5 years
Software	1 to 10 years

(h)   Goodwill from business combinations:

Prior to July 1, 2001, all goodwill was amortized on a straight-line basis over 10 years. Goodwill acquired in business combinations subsequent to June 30, 2001 was not amortized. Effective January 1, 2002, the Company discontinued amortization of all existing goodwill. These changes were a result of new accounting standards issued in 2001 which are summarized in note 2(q)(i)—Changes in accounting policies.

From adoption of these standards on January 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Company conducts its goodwill assessment in the fourth quarter of the year to correspond with its planning cycle. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. The Company conducted its annual goodwill assessment in the fourth quarter of 2003 and determined that there was no impairment for 2003. In the fourth quarter of 2002, the Company recorded an impairment charge. See notes 5—Goodwill from business combinations and intangible assets and 11(d)—Other charges.

Prior to 2002, the Company assessed the recoverability of goodwill by comparing its carrying amount to its projected future net cash flows as described under note 2(j)—Impairment or disposal of long-lived assets.

(i)    Intangible assets:

Intangible assets are comprised of intellectual property and other intangible assets. Intellectual property assets consist primarily of certain non-patented intellectual property and process technology, and are amortized on a straight-line basis over their estimated useful lives, to a maximum of 5 years. Other intangible assets consist primarily of customer relationships and contract intangibles. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, to a maximum of 10 years.

(j)    Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with the new accounting standards CICA Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which the Company adopted effective January 1, 2003. Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle. Under the new standards, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. Prior to January 1, 2003, the Company assessed and measured impairment by comparing the carrying amount to the undiscounted future cash flows the long-lived assets were expected to generate. The Company has recorded impairment charges in 2001, 2002 and 2003. See note 11(e)—Other charges.

(k)   Pension and non-pension post-employment benefits:

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other post-employment benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service, and management's best estimate of expected plan investment performance, salary escalation, compensation levels at time of retirement, retirement ages of employees and expected health care costs. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, assets are valued at fair value. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. Actuarial gains or losses exceeding 10% of a plan's accumulated benefit obligations or the fair market value of the plan assets at the beginning of the year are amortized over the average remaining service period of active employees. Plan assets and the accrued benefit obligations are measured at December 31. The average remaining service period of active employees covered by the pension plans is 11 years for 2002 and 12 years for 2003. The average remaining service period of active employees covered by the other post-employment benefit plans is 23 years for 2002 and 22 years for 2003. Curtailment gains or losses may arise from significant changes to a plan. Curtailment gains are offset against unrecognized losses and any excess gains and all curtailment losses are recorded in the period in which the curtailment occurs. Pension assets are recorded as Other assets and pension liabilities are recorded as Accrued pension and post-employment benefits.

(l)    Deferred financing costs:

Costs relating to long-term debt are deferred and recorded in Other assets and amortized over the term of the related debt or debt facilities.

(m)  Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, is more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

(n)   Foreign currency translation and hedging:

The functional currency of the majority of the Company's subsidiaries is the United States dollar. For such subsidiaries, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rate of exchange. Non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Exchange gains or losses are reflected in the consolidated statements of loss.

The accounts of the Company's self-sustaining foreign operations for which the functional currency is other than the U.S. dollar are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate, and revenue and expenses are translated at average exchange rates prevailing during the month of the transaction. Gains and losses arising from the translation of financial statements of foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

The Company enters into forward exchange contracts to hedge the cash flow risk associated with firm purchase commitments and forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivatives for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedged transactions are highly effective in offsetting changes in cash flows of hedged items.

Gains and losses on hedges of firm commitments are included in the cost of the hedged transaction when they occur. Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period and on the same line item as the underlying hedged transaction. Foreign exchange translation gains and losses on forward contracts used to hedge foreign-currency denominated amounts are accrued on the balance sheet as current assets or current liabilities and are recognized currently in the income statement, offsetting the respective translation gains or losses on the foreign-currency denominated amounts. The forward premium or discount is amortized over the term of the forward contract. Gains and losses on hedged forecasted transactions are recognized in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(o)   Research and development:

The Company incurs costs relating to research and development activities which are expensed as incurred unless development costs meet certain criteria for capitalization. No amounts have been capitalized.

(p)   Restructuring charges:

The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstracts EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities," which the Company adopted effective January 1, 2003. These standards require the Company to prospectively record any 2003 restructuring charges only when the liability is incurred and can be measured at fair value. Prior to 2003, the Company recorded the restructuring charges when the detailed plans were approved and committed to by management. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income and the net recoverable amount of equipment to be disposed of. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances.

(q)   Changes in accounting policies:

(i)    Business combinations, goodwill and other intangible assets:

In September 2001, the CICA issued Handbook Sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 has not been amortized. In addition, the new criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

The Company fully adopted these new standards as of January 1, 2002, and discontinued amortization of all existing goodwill. The Company also evaluated existing intangible assets, including estimates of remaining lives, and has reclassified $9.1 from intellectual property to goodwill, as of January 1, 2002, to conform with the new criteria.

Section 3062 required the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment was identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeded its fair value, the impairment of goodwill was required to be recorded by December 31, 2002. The impairment of goodwill was measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. Any transitional impairment would have been recognized as an effect of a change in accounting principle and would have been charged to opening retained earnings as of January 1, 2002. The Company completed the transitional goodwill impairment assessment, and determined that no impairment existed as of the date of adoption.

Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer amortized. This change in accounting policy was not applied retroactively and the amounts presented for prior years have not been restated for this change. The following table shows the impact of this change as if the policy had been applied retroactively to 2001:

	Year ended December 31

	2001	2002	2003

Net loss as reported	$(39.8)	$(445.2)	$(265.8)
Add back: goodwill amortization	39.2	—	—

Net loss before goodwill amortization	$(0.6)	$(445.2)	$(265.8)

Basic loss per share:
As reported	$(0.26)	$(1.98)	$(1.22)
Before goodwill amortization	$(0.07)	$(1.98)	$(1.22)
Diluted loss per share:
As reported	$(0.26)	$(1.98)	$(1.22)
Before goodwill amortization	$(0.07)	$(1.98)	$(1.22)

(ii)   Stock-based compensation and other stock-based payments:

During 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded the compensation expense in 2003. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31

	2002	2003

Risk-free rate	5.1%	3.9%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%
Expected option life (in years)	5.0	4.3
Weighted-average grant date fair values of options issued	$12.02	$7.84

(a) 2003 options: For the year ended December 31, 2003, the Company expensed $0.3 relating to the fair value of options granted in 2003.

(b)
2002 options: The pro forma disclosure relating to options granted in 2002 is as follows:

	Year ended December 31

	2002	2003

Net loss as reported	$(445.2)	$(265.8)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(2.2)	(9.6)

Pro forma net loss	$(447.4)	$(275.4)

Loss per share:
Basic—as reported	$(1.98)	$(1.22)
Basic—pro forma	$(1.99)	$(1.27)
Diluted—as reported	$(1.98)	$(1.22)
Diluted—pro forma	$(1.99)	$(1.27)

See note 9(c) for a description of the stock option plans.

(r)   Recently issued accounting pronouncements:

(i)    Hedging relationships:

The CICA issued Accounting Guideline AcG-13, "Hedging Relationships," which establishes criteria for hedge accounting effective on a prospective basis for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges qualify for hedge accounting under the new guideline.

(ii)   Asset retirement obligations:

In March 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease construction, development or normal operation. This standard is effective on a retroactive basis with restatement as of January 1, 2004. The Company has obligations with respect to retirement of leasehold improvements at maturity of facility leases, and estimates its obligation at January 1, 2004 to be $4.0, which will be amortized over the remaining lease terms. See note 20(g).

(iii)  Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" (VIEs). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

(iv)  Generally accepted accounting principles:

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles." This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

(v)   Liabilities and equity:

In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments—Presentation and Disclosure," to require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2005 fiscal year on a retroactive basis and will result in the principal equity portion of the Company's convertible debt (LYONs—see note 8—Convertible debt) being reclassified as debt instruments, with all accretion charges and gains and losses on repurchase reported as charges to earnings.

(vi)  Revenue recognition:

In December 2003, the Emerging Issues Committee released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables," which is effective on a prospective basis for the Company's 2004 fiscal year. EIC-141 incorporates the principles and guidance under U.S. GAAP and EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

3.     Acquisitions:

ASSET ACQUISITIONS:

In March 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The aggregate purchase price for these acquisitions of $111.0 was financed with cash and allocated to the net assets acquired, including intangible assets of $49.4, based on their relative fair values at the date of acquisition. The weighted-average useful life of these intangible assets is approximately six years.

Integration costs related to acquisitions:

The Company incurs integration costs relating to the establishment of business processes, infrastructure and information systems for acquired operations. None of the integration costs incurred related to existing operations.

4.     Capital assets:

	2002

	Cost	Accumulated Amortization	Net Book Value

Land	$66.0	$—	$66.0
Buildings	192.3	24.6	167.7
Buildings/leasehold improvements	64.4	33.8	30.6
Office equipment	102.1	55.3	46.8
Machinery and equipment	618.2	319.2	299.0
Software	202.9	85.2	117.7

	$1,245.9	$518.1	$727.8

	2003

	Cost	Accumulated Amortization	Net Book Value

Land	$68.3	$—	$68.3
Buildings	226.8	35.1	191.7
Buildings/leasehold improvements	87.5	52.1	35.4
Office equipment	96.2	58.7	37.5
Machinery and equipment	583.7	343.8	239.9
Software	221.7	114.9	106.8

	$1,284.2	$604.6	$679.6

As of December 31, 2003, capital assets included $30.2 representing assets available-for-sale, primarily land and buildings in Europe, as a result of the restructuring actions implemented by the Company. The Company has initiated programs to sell these assets.

Capital assets include $22.5 (2002—$17.1) of assets under capital lease and accumulated amortization of $11.1 (2002—$4.0) related thereto.

Depreciation and rental expense for the year ended December 31, 2003 was $171.4 (2002—$212.4; 2001—$192.8) and $107.0 (2002—$117.3; 2001—$79.8), respectively.

5.     Goodwill from business combinations and intangible assets:

Goodwill from business combinations:

The following table details the changes in goodwill by reporting segment:

	Americas	Europe	Asia	Total

Balance December 31, 2001	$243.2	$68.3	$817.3	$1,128.8
Reclass (a)	1.8	6.2	1.1	9.1
Post-closing adjustments (b)	(2.1)	2.0	13.9	13.8
Impairment (c)	(127.2)	(76.5)	—	(203.7)

Balance December 31, 2002 and 2003 (d)	$115.7	$—	$832.3	$948.0

(a)    The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new goodwill standards. See note 2(q)(i).

(b)    The Company completed the valuations of certain assets relating to its 2001 business combinations. This resulted in changes to the fair-value allocation of the purchase price, and thus goodwill.

(c)    During the fourth quarter of 2002, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards, Section 3062. See note 2(q)(i). In 2002, the Company identified five reporting units representing the Company's operational structure (Canada, United States, Latin America, Europe and Asia) for purposes of its goodwill impairment test. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. Prolonged declines in the computing and communications end markets contributed to an impairment of goodwill in the fourth quarter as estimated fair values of certain reporting units fell below their respective carrying values. In response to these end-market conditions and in the course of finalizing its 2003 plan, the Company made certain determinations with respect to its restructuring plans and the transfer of major customer programs from higher cost geographies to lower cost geographies. The planned transfer of these programs and restructuring actions had a significant impact on the forecasted revenues of facilities in Europe and the Americas. Goodwill impairment was recorded for two of its reporting units, namely Europe and Canada. In calculating the fair values of these reporting units, the Company used a discounted cash flow model assuming discount rates of 14% to 17% and long-term annual growth rates of 3% to 6%. The Company recorded a goodwill impairment charge of $203.7. See note 11(d)—Other charges.

(d)    During the fourth quarter of 2003, the Company performed its annual goodwill impairment test. Due to a change in operating structure, the Company identified three reporting units representing the Company's existing operational structure (Americas, Europe and Asia) in 2003. The fair values of the reporting units were estimated using a market approach. Revenue and expense projections used in determining the fair value of the reporting units were based on management's estimates, including estimates of current and future industry conditions. The Company determined there was no impairment for 2003 as the reporting unit fair values exceeded carrying values.

Intangible assets:

	2002

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	$194.5	$118.9	$75.6
Other intangible assets	177.8	41.5	136.3

	$372.3	$160.4	$211.9

	2003

	Cost	Accumulated Amortization	Net Book Value

Intellectual property	$129.3	$99.3	$30.0
Other intangible assets	165.6	57.7	107.9

	$294.9	$157.0	$137.9

The following table details the changes in intangible assets:

	Intellectual Property	Other Intangible Assets	Total

Balance December 31, 2001	$244.7	$182.5	$427.2
Amortization	(72.0)	(23.9)	(95.9)
Reclass (aa)	(9.1)	—	(9.1)
Acquisitions (bb)	24.0	25.4	49.4
Post-closing (bb)	(15.5)	—	(15.5)
Impairment (cc)	(96.5)	(47.7)	(144.2)

Balance December 31, 2002	75.6	136.3	211.9
Amortization	(27.4)	(21.1)	(48.5)
Post-closing	—	(0.2)	(0.2)
Impairment (dd)	(18.2)	(7.1)	(25.3)

Balance December 31, 2003	$30.0	$107.9	$137.9

(aa)    The Company reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new goodwill standards. See note 2(q)(i).

(bb)    Intangible assets increased during 2002 due to acquisitions. See note 3. The Company completed the valuation of certain assets relating to its 2001 business combinations and recorded post-closing adjustments.

(cc)    In the fourth quarter of 2002, the Company recorded an impairment charge totaling $144.2 to write-down intellectual property and other intangible assets, primarily in the Americas and Europe.

Of the total impairment charge, $75.2 is a direct result of the restructuring actions in the latter half of 2002, and is comprised of $69.4 related to intellectual property assets and $5.8 related to other intangible assets. The intellectual property charge of $69.4 included core process technology, ISO documentation and manufacturing technology. As part of the closure or consolidation of certain manufacturing facilities, the Company shifted the manufacturing of those products to other facilities. In many cases, the receiving facilities already possessed the manufacturing technology, processes and quality management systems that had existed at the closed facilities. As a result, these intellectual property assets were redundant and considered impaired. Other intangible assets of $5.8 included customer-related assets that were considered impaired due to negative forecasted cash flows. See note 11(b)—2002 Restructuring.

The balance of the impairment charge of $69.0 is a result of the annual recoverability review of long-lived assets. The Company conducted its annual review of long-lived assets in the fourth quarter to correspond with its planning cycle. In the course of finalizing its 2003 plan, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, have significantly impacted forecasted revenue and have reduced the net cash flows for certain sites. In the fourth quarter of 2002, the Company recorded an impairment charge of $69.0, comprised of $27.1 against intellectual property and $41.9 against other intangible assets, specifically customer relationship assets. The impairment was measured as the excess of the carrying amount over the projected future net cash flows that these assets were expected to generate. See note 11(e)—Other charges.

(dd)    As the Company finalized its 2004 plan and in connection with the annual recoverability review of long-lived assets in the fourth quarter of 2003, the Company recorded an impairment charge totaling $25.3 to write-down intellectual property and other intangible assets in Europe. The impact of Europe's restructuring plans and program transfers had a significant impact on forecasted revenue for Europe. This reduced the future net cash flows for many sites in Europe, which impaired the recoverability of long-lived assets, including certain intellectual property and customer relationship assets. The impairment was measured as the excess of the carrying amount over the fair value of these assets determined on a discounted cash flow basis. See notes 11(e)—Other charges.

Amortization expense is as follows:

	Year ended December 31

	2001	2002	2003

Amortization of goodwill (ee)	$39.2	$—	$—
Amortization of intellectual property	68.8	72.0	27.4
Amortization of other intangible assets	17.0	23.9	21.1

	$125.0	$95.9	$48.5

(ee)    Effective January 1, 2002, the Company discontinued amortization of all goodwill. See note 2(q)(i)—Changes in accounting policies.

The Company estimates its future amortization expense as follows, based on existing intangible asset balances:

2004	$28.7
2005	28.2
2006	25.5
2007	14.8
2008	13.9
Thereafter	26.8

6.     Other assets:

	2002	2003

Deferred income taxes	$305.1	$262.8
Deferred pension (note 14)	31.2	55.0
Commodity taxes recoverable	10.9	14.6
Other	7.4	6.7

	$354.6	$339.1

Amortization of deferred financing costs for the year ended December 31, 2003 was $2.1 (2002—$2.7; 2001—$1.7).

7.     Long-term debt:

	2002	2003

Unsecured, revolving credit facility due 2004 (a)	$—	$—
Unsecured, revolving credit facility due 2005 (b)	—	—
Capital lease obligations	6.9	3.4

	6.9	3.4
Less current portion	2.7	2.7

	$4.2	$0.7

(a)    In October 2003, the Company amended its 2004 unsecured, revolving credit facility from $350.0 to $250.0, maturing October 2004 (from December 2004). The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings on this facility during 2002 or 2003. Commitment fees in 2003 were $1.5.

(b)    In October 2003, the Company amended its 2005 unsecured, revolving credit facility, which provides up to $500.0 of borrowings. The facility includes a $75.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings on this facility during 2002 or 2003. Commitment fees in 2003 were $2.0.

The borrowings available under the facilities are reduced by outstanding letters of credit totaling $48.7.

The unsecured, revolving credit facilities have restrictive covenants relating to debt incurrence and sale of assets and also contain financial covenants, that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, the Company is currently limited to approximately $140 of borrowings under the facilities. The Company does not currently anticipate requiring any borrowings from the credit facilities to support existing operations. Additional borrowing amounts would be available to support the funding of acquisitions or to support certain other potential refinancing needs. The Company was in compliance with all covenants at December 31, 2003.

As at December 31, 2003, principal repayments due within each of the next five years on all long-term debt are as follows:

2004	$2.7
2005	0.7
2006	—
2007	—
2008	—

8.     Convertible debt:

In August 2000, Celestica issued Liquid Yield Option™ Notes (LYONs) with a principal amount at maturity of $1,813.6, payable August 1, 2020. The Company received gross proceeds of $862.9 and incurred $12.5 in underwriting commissions, net of tax of $6.9. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each one thousand dollars principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010, and August 1, 2015, and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares, or any combination thereof.

Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Also see note 2(r)(v)—Recently issued accounting pronouncements.

During 2003, the Company paid $223.5 (2002—$100.3) to repurchase LYONs with a principal amount at maturity of $435.9 (2002—$222.9). The Company recognized a loss of $2.8, net of tax of $1.4 (2002—gain of $6.7, net of tax of $3.9), on the repurchase of these LYONs which is recorded in retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, only the gain on the principal equity component has been included in the calculation of basic and diluted loss per share. See note 10. At December 31, 2003, LYONs outstanding have a principal amount at maturity of $1,154.7. At December 31, 2003, the Company has Board pre-approval to spend up to $126.2 to repurchase additional LYONs, at management's discretion.

9.     Capital stock:

(a)   Authorized:

An unlimited number of subordinate voting shares, which entitle the holder to one vote per share, and an unlimited number of multiple voting shares, which entitle the holder to 25 votes per share. Except as otherwise required by law, the subordinate voting shares and multiple voting shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. The holders of the subordinate voting shares and multiple voting shares are entitled to share ratably, as a single class, in any dividends declared subject to any preferential rights of any outstanding preferred shares in respect of the payment of dividends. Each multiple voting share is convertible at any time at the option of the holder thereof and automatically, under certain circumstances into one subordinate voting share. The Company is also authorized to issue an unlimited number of preferred shares, issuable in series.

(b)   Issued and outstanding:

Number of Shares (in millions)	Subordinate Voting Shares	Multiple Voting Shares	Total Subordinate and Multiple Voting Shares Outstanding	Shares to be issued

Balance December 31, 2001	190.6	39.1	229.7	0.5
Repurchase of shares (i)	(2.0)	—	(2.0)	—
Other share issuances (ii)	0.9	—	0.9	—

Balance December 31, 2002	189.5	39.1	228.6	0.5
Repurchase of shares (iii)	(20.6)	—	(20.6)	—
Other share issuances (iv)	0.9	—	0.9	—

Balance December 31, 2003	169.8	39.1	208.9	0.5

Amount	Subordinate Voting Shares	Multiple Voting Shares	Shares to be be issued	Total Amount

Balance December 31, 2001	$3,554.3	$138.8	$5.9	$3,699.0
Repurchase of shares (i)	(36.9)	—	—	(36.9)
Other share issuances (ii)	8.5	—	—	8.5

Balance December 31, 2002	3,525.9	138.8	5.9	3,670.6
Repurchase of shares (iii)	(380.1)	—	—	(380.1)
Other share issuances (iv)	7.3	—	—	7.3

Balance December 31, 2003	$3,153.1	$138.8	$5.9	$3,297.8

2002 CAPITAL TRANSACTIONS:

(i)    In July 2002, the Company filed a Normal Course Issuer Bid (NCIB) to repurchase over the next 12 months, at its discretion, up to 9.6 million subordinate voting shares, for cancellation. During 2002, the Company repurchased 2.0 million subordinate voting shares at a weighted average price of $16.23 per share.

(ii)    During 2002, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $7.4 and recorded a tax benefit of $1.1.

2003 CAPITAL TRANSACTIONS:

(iii)    In April 2003, the Company amended its 2002 NCIB to increase the number of shares that may be repurchased, at its discretion, up to 18.6 million subordinate voting shares. In August 2003, the Company commenced a new NCIB to repurchase up to 17.0 million subordinate voting shares, for cancellation, over a period August 1, 2003 to July 31, 2004. During 2003, the Company repurchased a total of 20.6 million subordinate voting shares (16.6 million against its original NCIB) at a weighted average price of $13.35 per share.

(iv)    During 2003, the Company issued 0.9 million subordinate voting shares, primarily as a result of the exercise of employee stock options, for $5.1, and other employee share issuances for $1.9. The Company also recorded a tax benefit of $0.3.

(c)   Stock option plans:

(i)    Long-Term Incentive Plan (LTIP):

Under the LTIP, the Company may grant stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants ("eligible participants") of the Company, its subsidiaries and other companies or partnerships in which the Company has a significant investment. Under the LTIP, up to 29.0 million subordinate voting shares may be issued from treasury. Options are granted at prices equal to the market value of the day prior to the date of the grant and are exercisable during a period not to exceed 10 years from such date.

(ii)   Employee Share Purchase and Option Plans (ESPO):

The Company has ESPO plans that were available to certain employees and executives. No further options may be issued under the ESPO plans. Pursuant to the ESPO plans, employees and executives of the Company were offered the opportunity to purchase, at prices equal to market value, subordinate voting shares and, in connection with such purchase, receive options to acquire an additional number of subordinate voting shares based on the number of subordinate voting shares acquired by them under the ESPO plans. The exercise price for the options is equal to the price per share paid for the corresponding subordinate voting shares acquired under the ESPO plans.

Stock option transactions were as follows:

Number of Options (in millions)	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2000	17.2	$25.16
Granted/assumed	8.5	$42.54
Exercised	(1.6)	$14.89
Cancelled	(0.2)	$23.36

Outstanding at December 31, 2001	23.9	$31.67
Granted	3.9	$19.93
Exercised	(0.9)	$7.42
Cancelled	(0.8)	$41.49

Outstanding at December 31, 2002	26.1	$30.51
Granted	0.4	$13.85
Exercised	(0.9)	$5.59
Cancelled	(2.8)	$35.42

Outstanding at December 31, 2003	22.8	$30.88

Shares reserved for issuance upon exercise of stock options or awards (in millions)	32.8

The following options were outstanding as at December 31, 2003:

Plan	Range of Exercise Prices	Outstanding Options (in millions)	Weighted Average Exercise Price	Exercisable Options (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Life (years)

ESPO	$5.00 - $ 7.50	3.8	$5.30	3.8	$5.30	4.0
LTIP	$8.75 - $13.10	0.7	$9.73	0.6	$9.21	5.4
	$13.25 - $19.90	4.5	$17.39	2.7	$16.76	7.3
	$20.06 - $27.55	0.6	$23.24	0.5	$23.18	5.5
	$30.23 - $44.23	8.9	$40.33	7.4	$40.27	6.4
	$45.63 - $63.44	3.2	$54.49	3.1	$54.61	6.0
	$69.25 - $84.00	0.2	$73.68	0.2	$73.70	6.3
Other	$0.93 - $13.31	0.8	$5.33	0.8	$5.33	3.0
Other	$28.82 - $70.62	0.1	$47.51	0.1	$47.51	2.0

		22.8		19.2

10.   Loss per share and weighted average shares outstanding:

The Company follows the treasury stock method for calculating diluted earnings per share. The diluted per share calculation includes employee stock options and the conversion of convertible debt instruments, if dilutive.

The following table sets forth the calculation of basic and diluted loss per share:

	Year ended December 31

	2001	2002	2003

Numerator:
Net loss	$(39.8)	$(445.2)	$(265.8)
Convertible debt accretion, net of tax	(15.0)	(17.5)	(15.5)
Gain on repurchase of convertible debt, net of tax (note 8)	—	8.3	16.1

Loss available to common shareholders	$(54.8)	$(454.4)	$(265.2)
Denominator (in millions):
Weighted average shares—basic	213.9	229.8	216.5
Effect of dilutive securities:(1)
Employee stock options	—	—	—
Convertible debt	—	—	—

Weighted average shares—diluted(1)	213.9	229.8	216.5
Loss per share:
Basic	$(0.26)	$(1.98)	$(1.22)
Diluted	$(0.26)	$(1.98)	$(1.22)

(1)    Excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss reported in the year.

11.   Other charges:

Year ended December 31
	2001	2002	2003

2001 restructuring (a)	$237.0	$1.9	$7.9
2002 restructuring (b)	—	383.5	15.7
2003 restructuring (c)	—	—	71.3
2002 goodwill impairment (d)	—	203.7	—
Other impairment (e)	36.1	81.7	82.8
Deferred financing costs and debt redemption fees (f)	—	9.6	1.3
Gain on sale of surplus land	—	(2.6)	(3.6)

	$273.1	$677.8	$175.4

(a)
2001 restructuring:

In 2001, the Company announced its restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in those customers rescheduling and cancelling orders, directly impacting the Company's operations.

These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 11,925 employees were terminated as the Company completed its 2001 employee actions. Approximately 70% of the employee terminations were in the Americas and 30% in Europe. The majority of the employees terminated were manufacturing and plant employees. 18 facilities were closed or consolidated in the Americas and in Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2002, the Company made an adjustment to lease and other contractual obligations of $11.4, primarily to reflect delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas. In 2003, the Company made a further adjustment to increase lease and other contractual obligations by $7.9, to reflect further delays in the timing of sublease recoveries and changes in estimated sublease rates for those facilities in the Americas.

The Company recorded a non-cash charge of $98.6 to write-down certain long-lived assets (73% in the Americas and 27% in Europe) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements and machinery and equipment, the asset impairments also related to goodwill and other intangible assets.

The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand. The Company has benefited from the 2001 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge

January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	$—	$25.9	$—	$25.9	$95.9	$246.8

The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(b)
2002 restructuring:

In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. This continuing reduced demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

These restructuring actions were focused on consolidating facilities, workforce reductions, and transferring programs to lower cost geographies. A total of 6,105 employees have been terminated as of December 31, 2003, as the Company executed its 2002 planned employee actions. Approximately 300 employee positions remain to be terminated as of December 31, 2003. Approximately 80% of the employee terminations were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, machinery and equipment, the asset impairments also relate to intellectual property and other intangible assets. See note 5(cc) -Goodwill from business combinations and intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $(10.8). This recovery was primarily due to amendments of its 2002 restructuring plans in 2003 as a result of customer requirements, certain assets no longer qualified as available-for-sale and resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

The Company had completed the major components of its 2002 restructuring plan by the end of 2003, except for certain terminations in the Americas which will be paid out during the first quarter of 2004 and certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand. The Company has and expects to continue to benefit from the 2002 restructuring plan actions through reduced depreciation, lease and labour costs included in the cost of sales and selling, general and administrative expenses and reduced amortization of intangible assets.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge

January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	$11.1	$36.2	$2.9	$50.2	$183.7	$399.2

The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(c)
2003 restructuring:

In January 2003, the Company announced that it will further reduce its manufacturing capacity. The restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 160 employees have been terminated as of December 31, 2003, with the balance expected to be paid out by the end of July 2004. Included in the negotiated termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007.

The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

The Company expects to complete the major components of the 2003 restructuring plan by mid-2004. Cash outlays are funded from cash on hand. The Company expects to benefit from the 2003 restructuring plan actions through reduced depreciation and labour costs included in the cost of sales and selling, general and administrative expenses in 2004.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge

January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3

The accrued restructuring liability was recorded in Accrued liabilities in the accompanying consolidated balance sheet.

(d)
2002 goodwill impairment:

In 2002, the Company recorded a non-cash charge of $203.7 in connection with its annual impairment assessment. See note 5(c)—Goodwill from business combinations and intangible assets.

In 2003, the Company conducted its annual impairment assessment and determined there was no goodwill impairment.

(e)
Other impairment:

Absent any triggering factors during the year, the Company conducts its annual review of long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In the course of finalizing its annual plans, the Company made certain decisions regarding its restructuring plans and the transfer of customer programs from higher cost to lower cost geographies. These actions, coupled with weakened end markets, significantly impacted forecasted revenue and have reduced the net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets.

In 2003, the Company recorded a non-cash charge of $82.8, relating primarily to the Americas (41%) and Europe (59%). The Company wrote down $25.3 of intangible assets and recorded an impairment of $57.5 against capital assets. See note 5(dd)—Goodwill from business combinations and intangible assets. Included in the $57.5 impairment of capital assets is $14.3 relating to the buyout of a leased facility. See note 16—Commitments, contingencies and guarantees.

In 2002, the Company recorded a non-cash charge of $81.7, relating primarily to the Americas (48%) and Europe (44%). The Company wrote down $69.0 of intangible assets and recorded an impairment of $12.7 against capital assets. See note 5(cc)—Goodwill and intangible assets.

In 2001, the Company recorded a non-cash charge of $36.1. The Company wrote down certain goodwill and intangible assets which were no longer recoverable based on projected future net cash flows and wrote down certain long-term equity investments in third parties, as they had experienced a permanent decline in value.

(f)
Deferred financing costs and debt redemption fees:

In August 2002, the Company paid a premium associated with the redemption of the Senior Subordinated Notes and expensed related deferred financing costs totaling $9.6.

In October 2003, the Company amended its credit facilities and expensed deferred financing costs totaling $1.3 related to the original facilities. See note 7—Long-term debt.

12.   Income taxes:

	Year ended December 31

	2001	2002	2003

Earnings (loss) before income tax:
Canadian operations	$34.7	$(190.1)	$(50.2)
Foreign operations	(76.6)	(346.3)	(182.5)

	$(41.9)	$(536.4)	$(232.7)

Current income tax expense (recovery):
Canadian operations	$17.2	$(4.6)	$(3.2)
Foreign operations	8.6	21.2	9.2

	$25.8	$16.6	$6.0

Deferred income tax expense (recovery):
Canadian operations	$(5.4)	$(15.2)	$(10.8)
Foreign operations	(22.5)	(92.6)	37.9

	$(27.9)	$(107.8)	$27.1

The overall income tax provision differs from the provision computed at the statutory rate as follows:

	Year ended December 31

	2001	2002	2003

Combined Canadian federal and provincial income tax rate	42.1%	38.6%	36.6%

Income tax expense (recovery) based on loss before income taxes at statutory rate	$(17.7)	$(207.1)	$(85.2)
Increase (decrease) resulting from:
Manufacturing and processing deduction	(5.0)	5.8	1.6
Foreign income taxed at lower rates	(2.9)	(19.2)	(6.7)
Amortization and write-down of non-deductible goodwill and intangible assets	15.4	44.2	1.0
Other non-deductible items	8.1	8.5	13.7
Change in valuation allowance	—	76.6	108.7

Income tax expense (recovery)	$(2.1)	$(91.2)	$33.1

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred income tax assets and liabilities are comprised of the following as at December 31, 2002 and 2003:

	2002	2003

Deferred income tax assets:
Income tax effect of operating losses carried forward	$162.9	$256.9
Accounting provisions not currently deductible	43.9	54.8
Capital, intangible and other assets	143.9	131.9
Share issue and convertible debt issue costs	9.5	5.0
Restructuring accruals	53.2	39.1
Other	5.2	1.2

	418.6	488.9
Valuation allowance	(76.6)	(185.3)

Total deferred income tax assets	342.0	303.6

Deferred income tax liabilities:
Capital, intangible and other assets	(54.2)	(62.1)
Deferred pension asset	(10.0)	(16.5)
Other	(3.5)	—

Total deferred income tax liabilities	(67.7)	(78.6)

Deferred income tax asset, net	$274.3	$225.0

The net deferred income tax asset arises from available income tax losses and future income tax deductions. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, and the character of the income tax asset and tax planning strategies, the Company has determined that a valuation allowance of $185.3 is required in respect of its deferred income tax assets as at December 31, 2003. A valuation allowance of $76.6 was required for the deferred income tax assets as at December 31, 2002. In order to fully utilize the net deferred income tax assets of $225.0, the Company will need to generate future taxable income of approximately $642.5. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at December 31, 2003.

The aggregate amount of undistributed earnings of Celestica's foreign subsidiaries for which no deferred income tax liability has been recorded is approximately $291.3 as at December 31, 2003. Celestica intends to indefinitely re-invest income in these foreign subsidiaries.

Celestica has been granted tax incentives, including tax holidays, for its Czech Republic, China, Malaysia, Thailand and Singapore subsidiaries. The tax benefit arising from these incentives is approximately $17.6, or $0.08 diluted per share for 2003, $24.9, or $0.11 diluted per share for 2002, and $9.6, or $0.04 diluted per share for 2001. These tax incentives expire between 2004 and 2012, and are subject to certain conditions with which the Company expects to comply.

As at December 31, 2003, the Company had operating loss carry forwards of $844.7. A summary of the operating loss carryforwards by year of expiry is as follows:

Year of Expiry	Amount

2004	$—
2005	—
2006	1.6
2007	100.9
2008	196.9
2009	2.0
2010-2022	300.9
Indefinite	242.4

$844.7

13.   Related party transactions:

In 2003, the Company expensed management-related fees of $1.4 (2002—$2.2; 2001—$2.1) charged by its parent company, based on the terms of a management agreement.

14.   Pension and non-pension post-employment benefit plans:

The Company provides pension and non-pension post-employment benefit plans for its employees. Pension benefits include traditional pension plans, as well as supplemental pension plans. Some employees in Canada, Japan and the United Kingdom participate in defined benefit plans. Defined contribution plans are offered to most employees.

The Company provides non-pension post-employment benefits ("Other benefit plans") to retired and terminated employees mainly in Canada, Italy and the U.S. The benefits include one-time statutory retirement and termination benefits, medical, surgical, hospitalization coverage, supplemental health, dental and group life insurance.

The Company's pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. The Company may make additional discretionary contributions based on actuarial assessments. Contributions made by the Company to support ongoing plan obligations have been included in the deferred asset or liability accounts on the consolidated balance sheet. The most recent statutory pension actuarial valuations were completed as at April and December 2002. The measurement date used for the accounting valuation for pensions is December 31, 2003.

The Company's non-pension post-employment benefit plans are currently funded as benefits payments are incurred. The most recent actuarial valuation for non-pension post-employment benefits was completed in January 2003. The Company accrues the expected costs of providing non-pension post-employment benefits during the periods in which the employees render service. The measurement date used for the accounting valuation for non-pension post-employment benefits is December 31, 2003.

Pension fund assets are invested primarily in fixed income and equity securities. Asset allocation between fixed income and equity is adjusted based on the expected life of the plan and the expected retirement of the plan participants. Currently, the asset allocation allows for 50-55% investment in fixed income and 45-50% investment in equities through mutual funds. The Company employs both active and passive investment approaches in its pension plan asset management strategy. The Company's pension funds are not invested directly in equities or derivative instruments. The Company's pension funds are not invested directly in the equity of Celestica or its affiliates, but may be invested indirectly as a result of the inclusion of Celestica and its affiliates' equities in certain market investment funds. The table below presents the market value of the assets as follows:

	Fair Market Value at December 31		Actual Asset Allocation (%) at December 31

Asset Category:	2002	2003	2002	2003

Equities	$104.2	$125.2	60%	49%
Fixed income	68.6	120.7	39%	47%
Other	2.1	12.0	1%	4%

Total	$174.9	$257.9	100%	100%

The following table provides a summary of the estimated financial position of the Company's pension and non-pension post-employment benefit plans:

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31

	2002	2003	2002	2003

Plan assets, beginning of year	$174.5	$174.9	$—	$—
Employer contributions	13.5	33.8	6.1	13.2
Actual return on assets	(21.9)	25.6	—	—
Voluntary employee contributions	4.6	1.2	0.1	0.2
Effect of acquisitions	4.8	—	—	—
Benefits paid	(10.5)	(10.4)	(6.2)	(13.4)
Foreign currency exchange rate changes	9.9	32.8	—	—

Plan assets, end of year	$174.9	$257.9	$—	$—

	Pension Plans Year ended December 31		Other Benefit Plans Year ended December 31

	2002	2003	2002	2003

Projected benefit obligations (PBO), beginning of year	$179.1	$250.5	$56.4	$65.4
Reclassification of supplemental plan	4.9	—	(4.9)	—
Service cost	7.2	7.3	9.7	9.8
Interest cost	12.5	14.6	2.5	3.3
Voluntary employee contributions	4.6	1.2	0.1	0.2
Actuarial losses	14.0	18.9	8.2	7.4
Plan amendments	—	(9.2)	(0.3)	(1.7)
Effect of acquisitions	22.8	—	0.9	—
Effect of curtailments	1.3	(1.2)	(1.1)	(3.3)
Benefits paid	(10.5)	(10.4)	(6.2)	(13.4)
Foreign currency exchange rate changes	14.6	39.2	0.1	12.8

Projected benefit obligations, end of year	$250.5	$310.9	$65.4	$80.5

Deficit of plan assets over projected benefit obligations	$(75.6)	$(53.0)	$(65.4)	$(80.5)
Unrecognized actuarial losses	87.3	86.8	7.7	15.7

Deferred (accrued) pension cost	$11.7	$33.8	$(57.7)	$(64.8)

The following table reconciles the deferred (accrued) pension balances to that reported as of December 31, 2003:

	Pension Plans	Other Benefit Plans	Total

Accrued pension and post-employment benefits	$(21.2)	$(64.8)	$(86.0)
Deferred pension assets (note 6)	55.0	—	55.0

	$33.8	$(64.8)	$(31.0)

	Pension Plan Year ended December 31			Other Benefit Plans Year ended December 31

	2001	2002	2003	2001	2002	2003

Net periodic pension cost:
Service cost	$8.6	$7.2	$7.3	$7.6	$9.7	$9.8
Interest cost	11.3	12.5	14.6	2.0	2.5	3.3
Expected return on assets	(14.0)	(13.7)	(13.7)	—	—	—
Net amortization of actuarial (gains)/losses	(0.1)	1.6	5.7	0.8	0.5	0.4

	5.8	7.6	13.9	10.4	12.7	13.5
Defined contribution pension plan expense	18.9	21.9	17.6	—	—	—
Curtailment loss	—	2.9	—	—	1.7	0.1

Total expense for the year	$24.7	$32.4	$31.5	$10.4	$14.4	$13.6

	Pension Plans Year ended December 31			Other Benefit Plans Year ended December 31

	2001	2002	2003	2001	2002	2003

Actuarial assumptions (percentages):
Weighted average discount rate for:
Projected benefit obligations	6.2	5.5	5.5	7.3	6.9	6.4
Net periodic pension cost	6.5	6.2	5.5	7.5	7.3	6.9
Weighted average rate of compensation increase for:
Projected benefit obligations	4.5	4.0	3.4	4.5	5.0	4.0
Net periodic pension cost	4.0	4.5	4.0	4.5	4.5	5.0
Weighted average expected long-term rate of return on plan assets for:
Estimated rate for the following 12-month net periodic pension cost	7.5	7.3	6.5	—	—	—
Net periodic pension cost	7.4	7.5	7.3	—	—	—
Healthcare cost trend rate for:
Projected benefit obligations	—	—	—	6.4	10.5	9.7
Net periodic pension cost	—	—	—	5.0	6.4	10.5
Estimated rate for the following 12-month net periodic pension cost	—	—	—	6.4	10.5	9.7

	Other Benefit Plans Year ended December 31

	2002	2003

Sensitivity re: healthcare trend rate for non-pension post-employment benefits:
1% Increase
Effect on PBO	$5.3	$5.9
Effect on service cost and interest cost	1.2	1.4
1% Decrease
Effect on PBO	(4.2)	(6.8)
Effect on service cost and interest cost	(1.0)	(1.2)

The ultimate healthcare trend rate is estimated to be 5% and is expected to be achieved between 2008 and 2011.

The weighted average rate of return for each asset class contained in the Company's approved investment strategy is used to derive the expected long-term rate of return on assets. For fixed income securities, the long-term rate of return on bonds for each country is used. The duration of the long-term rate of return on the bonds coincides with the estimated maturity of the plan obligations. For equity securities, an expected equity risk premium is aggregated with the long-term rate of return on bonds. The expected equity risk premium is specific for each country and is based on historic equity returns.

In 2002, the Company assumed net pension liabilities relating to an acquisition in Japan from NEC Corporation. Regulatory funding restrictions preclude the Company from fully funding the plan. At the time of closing the acquisition, the Company received amounts to cover the portion of the liabilities that was not funded. In 2003, the Company amended the pension plan in Japan, which resulted in a gain of $9.2. At December 31, 2003, the plan has an accumulated benefit obligation of $33.8 in excess of its plan assets of $17.8.

At December 31, 2003, the Company has a second pension plan with an accumulated benefit obligation of $162.5 that is in excess of plan assets of $129.6.

At December 31, 2003, the Company has a supplemental retirement plan that has an accumulated benefit obligation of $13.3 and plan assets of $0.6. In 2002, the plan was reclassified from other benefit plans to pension plans.

At December 31, 2003, the total accumulated benefit obligation for the pension plans was $302.6 and for the non-pension post-employment benefit plans was $80.5.

In 2002, the Company incurred net curtailment losses due to the rationalization of facilities. These losses are included as restructuring charges in note 11(b).

In 2003, the Company made contributions to the pension plans of $33.8, of which $26.7 was discretionary. The Company estimates that it will make between $7.0 and $10.0 in statutory contributions to the pension plans in 2004. The Company may, from time to time, make additional voluntary contributions to the pension plans. The estimated additional voluntary contributions for 2004 is between $8.0 and $10.0.

In 2003, the Company made contributions to the non-pension post-employment benefit plans of $13.2 to fund benefit payments. Contributions to these plans are estimated to be between $6.0 and $8.0 in 2004.

15.   Financial instruments:

Fair values:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a)    The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

(b)    The fair values of foreign currency contract obligations are estimated based on the current trading value, as quoted by brokers active in these markets.

The carrying amounts and fair values of the Company's financial instruments, where there are differences, are as follows:

	December 31, 2002		December 31, 2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Foreign currency contracts—asset	—	$18.9	—	$49.8

Derivatives and hedging activities:

The Company has entered into foreign currency contracts to hedge foreign currency risk relating to cash flow and cash position exposures. The Company's forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

At December 31, 2003, the Company had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months

Canadian dollars	$278.4	$0.70	25
Euros	115.1	1.09	13
Thai baht	59.4	0.02	12
Chinese renminbi	54.6	0.12	12
Mexican peso	44.6	0.09	15
Singapore dollars	24.3	0.58	12
Czech koruna	24.0	0.04	12
British pounds sterling	22.8	1.57	15

At December 31, 2003, these contracts were in a fair-value asset position of $49.8 (2002—asset of $18.9).

Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily inventory repurchase obligations of customers, accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions. In certain instances, the Company obtains letters of credit or other forms of security from its customers. The Company considers its concentrations of credit risk in determining its estimates of reserves for potential credit losses. The Company maintains cash and cash equivalents in high quality short-term investments or on deposit with major financial institutions.

16.   Commitments, contingencies and guarantees:

At December 31, 2003, the Company has operating leases that require future payments as follows:

Operating Leases

2004	$60.8
2005	43.1
2006	30.1
2007	21.8
2008	18.9
Thereafter	80.5

Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, "Disclosure of Guarantees", which requires certain disclosures of obligations under guarantees.

Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $55.9 (2002—$61.2).

In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

Under the terms of a real estate lease which expires in 2004, the Company acquired the property for $37.3 in December 2003, representing the lease balance. The Company recorded an impairment charge of $14.3 to reflect the fair value of the real estate. This charge was recorded as part of the other impairment against capital assets. See note 11(e).

In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

17.   Significant customers:

During 2003, four customers individually comprised 13%, 11%, 10% and 10% of total revenue across all geographic segments. At December 31, 2003, one customer represented 18% of total accounts receivable.

During 2002, three customers individually comprised 17%, 16% and 15% of total revenue across all geographic segments. At December 31, 2002, one customer represented 28% of total accounts receivable.

During 2001, three customers individually comprised 23%, 21% and 11% of total revenue across all geographic segments. At December 31, 2001, two customers represented 14% and 26% of total accounts receivable.

18.   Segmented information:

The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest, income taxes, amortization of goodwill and intangible assets, integration costs related to acquisitions and other charges). Inter-segment transactions are reflected at market value.

The following is a breakdown by reporting segment:

	Year ended December 31

	2001	2002	2003

Revenue
Americas	$6,334.6	$4,640.8	$3,091.1
Europe	3,001.3	1,786.5	1,399.3
Asia	991.1	2,109.7	2,475.4
Elimination of inter-segment revenue	(322.6)	(265.4)	(230.5)

	$10,004.4	$8,271.6	$6,735.3

	Year ended December 31

	2001	2002	2003

EBIAT
Americas	$192.9	$157.7	$14.4
Europe	128.5	(11.5)	(95.8)
Asia	49.7	111.1	68.6

	371.1	257.3	(12.8)
Interest, net	7.9	1.1	4.0
Amortization of goodwill and intangible assets	(125.0)	(95.9)	(48.5)
Integration costs related to acquisitions	(22.8)	(21.1)	—
Other charges	(273.1)	(677.8)	(175.4)

Loss before income taxes	$(41.9)	$(536.4)	$(232.7)

	Year ended December 31

	2001	2002	2003

Capital expenditures
Americas	$107.9	$90.0	$84.3
Europe	55.4	28.0	7.8
Asia	36.0	33.4	83.8

	$199.3	$151.4	$175.9

		As at December 31

		2002	2003

Total assets
Americas		$2,894.1	$1,762.4
Europe		1,047.6	1,084.6
Asia		1,865.1	2,287.7

		$5,806.8	$5,134.7

Capital assets
Americas		$281.1	$259.2
Europe		231.9	166.2
Asia		214.8	254.2

		$727.8	$679.6

The following table details the Company's external revenue allocated by manufacturing location among foreign countries exceeding 10%:

	Year ended December 31

	2001	2002	2003

Revenue
Canada	20%	15%	20%
United States	35%	37%	21%
Italy	13%	13%	13%
United Kingdom	11%	—	—

19.   Supplemental cash flow information:

	Year ended December 31

	2001	2002	2003

Paid during the year:
Interest	$20.7	$22.0	$10.4
Taxes	$89.0	$25.5	$14.1
Non-cash financing activities:
Convertible debt accretion, net of tax	$15.0	$17.5	$15.5
Shares issued for acquisitions	$567.0	$—	$—

20.   Canadian and United States accounting policy differences:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company, are described below:

Consolidated statements of loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Year ended December 31

	2001	2002	2003

Net loss in accordance with Canadian GAAP	$(39.8)	$(445.2)	$(265.8)
Compensation expense (a)	(3.2)	(3.8)	—
Interest expense on convertible debt, net of tax (b)	(17.7)	(27.8)	(19.9)
Gain on repurchase of convertible debt, net of tax (b)	—	8.4	1.9
Other charges and amortization, net of tax (c)	(2.7)	(26.5)	26.8
Gain on foreign exchange contract, net of tax (d)	12.1	—	—
Leasehold retirement obligations, net of tax (g)	—	—	(0.9)
2003 compensation expense (h)	—	—	0.3

Net loss before cumulative effect of a change in accounting policy, in accordance with U.S. GAAP	(51.3)	(494.9)	(257.6)
Cumulative effect of a change in accounting policy, net of tax (g)	—	—	(1.3)

Net loss in accordance with U.S. GAAP	$(51.3)	$(494.9)	$(258.9)
Other comprehensive loss:
Cumulative effect of a change in accounting policy, net of tax (e)	5.6	—	—
Net gain (loss) on derivatives designated as hedges, net of tax (e)	(11.7)	21.8	21.4
Minimum pension liability, net of tax (f)	(14.9)	(23.6)	(1.8)
Foreign currency translation adjustment	1.2	20.2	12.8

Comprehensive loss in accordance with U.S. GAAP	$(71.1)	$(476.5)	$(226.5)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended December 31

	2001	2002	2003

Loss available to shareholders—basic and diluted	$(51.3)	$(494.9)	$(258.9)
Weighted average shares—basic (in millions)	213.9	229.8	216.5
Weighted average shares—diluted (in millions)(1)	213.9	229.8	216.5
Basic loss per share	$(0.24)	$(2.15)	$(1.20)
Diluted loss per share	$(0.24)	$(2.15)	$(1.20)

(1)    Excludes the effect of all options and convertible debt as they are anti-dilutive due to the loss reported in the year.

The cumulative effect of these adjustments on shareholders' equity of the Company is as follows:

	As at December 31

	2001	2002	2003

Shareholders' equity in accordance with Canadian GAAP	$4,745.6	$4,203.6	$3,468.3
Compensation expense (a)	(2.0)	(2.0)	(2.0)
Interest expense on convertible debt, net of tax (b)	(24.5)	(52.3)	(72.2)
Convertible debt (b)	(886.8)	(804.6)	(603.5)
Convertible debt accretion, net of tax (b)	20.4	37.9	53.4
Gain on repurchase of convertible debt for Canadian GAAP (b)	—	(6.7)	(3.9)
Gain on repurchase of convertible debt for U.S. GAAP (b)	—	8.4	10.3
Other charges and amortization (c)	(2.7)	(29.2)	(2.4)
Gain on foreign exchange contract, net of tax (d)	12.1	12.1	12.1
Net gain (loss) on cash flow hedges (e)	(6.1)	15.7	37.1
Minimum pension liability, net of tax (f)	(14.9)	(38.5)	(40.3)
Cumulative effect of a change in accounting policy, net of tax (g)	—	—	(1.3)
Leasehold retirement obligations, net of tax (g)	—	—	(0.9)

Shareholders' equity in accordance with U.S. GAAP	$3,841.1	$3,344.4	$2,854.7

(a)    In 1998, the Company amended the vesting provisions of 6.2 million employee stock options issued in 1997 and 1998. Under the previous vesting provisions, such options vested based on the achievement of earnings targets. As a result, a portion of these options vested over a specified time period and the balance vested on completion of the initial public offering in 1998. Under U.S. GAAP, this amendment required a new measurement date for purposes of accounting for compensation expense, resulting in a charge equal to the aggregate difference between the fair value of the underlying subordinate voting shares at the date of the amendment and the exercise price for such options. As a result, under U.S. GAAP the Company has recorded an aggregate $15.6 non-cash stock compensation charge reflected in earnings and capital stock over the vesting period as follows: 1998—$4.2; 1999—$1.9; 2000—$2.5; 2001—$3.2; 2002—$3.8. No similar charge is required to be recorded by the Company under Canadian GAAP.

Goodwill for Canadian GAAP is $2.0 higher than under U.S. GAAP as the final settlement of an earn-out was expensed for U.S. GAAP in 1998.

(b)    Under Canadian GAAP, the Company recorded the convertible debt as an equity instrument and recorded accretion charges to retained earnings. Under U.S. GAAP, the convertible debt was recorded as a long-term liability and, accordingly, the Company recorded the accretion charges and amortization of debt issue costs to interest expense of $19.9, net of tax of $9.8 (2002—$27.8, net of tax of $13.9; 2001—$17.7, net of tax of $9.5).

The Company has reported a cumulative gain on the repurchase of a portion of convertible debt. Under Canadian GAAP, this cumulative gain is recorded to retained earnings. Under U.S. GAAP, the Company records the gain through income of $1.9, net of $0.9 in taxes (2002—$8.4, net of $4.2 in taxes).

(c)    In 2002, the Company recorded impairment charges to write-down certain assets, primarily intangible assets, which were measured using undiscounted cash flows. U.S. GAAP requires the use of discounted cash flows, resulting in an additional charge of $26.5, net of tax of $2.0. In 2003, the Company wrote-down certain assets for $16.2, net of tax of $0.6 under Canadian GAAP which were previously written down under U.S. GAAP. The Company also adjusted for 2003 amortization expense of $10.6, net of tax of $0.8, recorded under Canadian GAAP relating to these assets which were written down under U.S. GAAP.

(d)    In 2001, the Company entered into a forward exchange contract to hedge the cash portion of the purchase price for the Omni acquisition. The transaction does not qualify for hedge accounting treatment under SFAS No. 133, which specifically precludes hedges of forecasted business combinations. As a result, the gain on the exchange contract of $15.7, less tax of $3.6, is recognized in income for U.S. GAAP. For Canadian GAAP, the gain on the contract was included in the cost of the acquisition, resulting in a goodwill value that is $15.7 lower for Canadian GAAP than U.S. GAAP.

(e)    The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company has implemented SFAS No. 133 effective for 2001 for purposes of the U.S. GAAP reconciliation. The Company enters into forward exchange contracts to hedge certain forecasted cash flows. The contracts are for periods consistent with the forecasted transactions. All relationships between hedging instruments and hedged items, as well as risk management objectives and strategies, are documented. Changes in the spot value of the foreign currency contracts that are designated, effective and qualify as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income and are reclassified into the same component of earnings and in the same period as the hedged transaction is recognized. Accordingly, on January 1, 2001, the Company recorded an asset in the amount of $7.5 (less $1.9 in taxes) and a corresponding credit to other comprehensive income as a cumulative effect—type adjustment to reflect the initial mark-to-market on the foreign currency contracts pursuant to U.S. GAAP. At December 31, 2001, the Company recorded a liability of

$7.4 (less $1.3 in taxes) and a corresponding gross adjustment of $14.9 (less $3.2 in taxes) to other comprehensive loss and net loss. At December 31, 2002, the Company has recorded an asset of $18.9 (less $3.2 in taxes) and a corresponding gain of $26.3 (less $4.5 in taxes) to other comprehensive loss and net loss. At December 31, 2003, the Company has recorded an asset of $49.8 (less $12.7 in taxes) and a corresponding gain of $30.9 (less $9.5 in taxes) to other comprehensive loss and net loss. It is expected that $47.1 of net pre-tax gains reported in accumulated other comprehensive income will be reclassified into earnings during 2004. Under Canadian GAAP, the derivative instruments are not marked to market and the related, off-balance sheet gains and losses are recognized in earnings in the same period as the hedged transactions.

(f)    Under U.S. GAAP, the Company is required to record an additional minimum pension liability for two of its plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets. Other comprehensive loss has been charged with $1.8, net of tax of $0.8 (2002—three plans for $23.6, net of tax of $12.0, 2001—one plan for $14.9, net of tax of $6.4). No such adjustments are required under Canadian GAAP.

(g)    Effective January 1, 2003, the Company adopted the new SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which the Company incurs the obligation. On January 1, 2003, the Company recorded a liability of $3.7 for the estimated costs of retiring leasehold improvements at maturity of the facility leases. The Company also recorded asset retirement costs of $2.4 and a charge against earnings as a cumulative effect adjustment of $1.3 (net of tax of $0.2), to reflect amortization expense and accretion charges from the date the Company incurred the obligation through January 1, 2003, the effective date of this standard. The following table details the changes in the leasehold retirement liability:

Balance at January 1, 2003	$3.7
Accretion charges	0.3

Balance at December 31, 2003	$4.0

The adjustment to the leasehold assets in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the year ended December 31, 2003, amortization expense was $0.6, net of tax of $0.1.

Other disclosures required under U.S. GAAP:

(h)    Stock-based compensation:

Under U.S. GAAP, the Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. However, SFAS No. 123 does require the disclosure of pro forma net loss and loss per share information as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31

	2001	2002	2003

Risk-free rate	5.4%	5.1%	3.9%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70.0%	70.0%	70.0%
Expected option life (in years)	7.5	5.0	4.3
Weighted-average grant date fair values of options issued	$34.31	$12.02	$7.84

The pro forma disclosure for U.S. GAAP is as follows:

	Year ended December 31

	2001	2002	2003

Net loss in accordance with U.S. GAAP, as reported	$(51.3)	$(494.9)	$(258.9)
Deduct: Stock-based compensation costs using fair-value method, net of tax	(45.8)	(87.7)	(86.8)

Pro forma net loss in accordance with U.S. GAAP	$(97.1)	$(582.6)	$(345.7)

Loss per share:
Basic—as reported	$(0.24)	$(2.15)	$(1.20)
Basic—pro forma	$(0.45)	$(2.54)	$(1.60)
Diluted—as reported	$(0.24)	$(2.15)	$(1.20)
Diluted—pro forma	$(0.45)	$(2.54)	$(1.60)

In 2003, the Company adopted the fair-value method of accounting for stock-based compensation for Canadian GAAP and recorded compensation expense of $0.3, net of tax, in 2003. Under U.S. GAAP, the Company continued to use the intrinsic value method and disclosed pro forma information.

(i)    Accumulated other comprehensive income (loss):

	Year ended December 31

	2001	2002	2003

Opening balance of accumulated net gain (loss) on cash flow hedges	$—	$(6.1)	$15.7
Cumulative effect of a change in accounting policy, net of tax (e)	5.6	—	—
Net gain (loss) on derivatives designated as hedges (e)	(11.7)	21.8	21.4

Closing balance	(6.1)	15.7	37.1
Opening balance of foreign currency translation account	(4.1)	(2.9)	17.3
Foreign currency translation gain	1.2	20.2	12.8

Closing balance	(2.9)	17.3	30.1
Opening balance of minimum pension liability	—	(14.9)	(38.5)
Minimum pension liability, net of tax (f)	(14.9)	(23.6)	(1.8)

Closing balance	(14.9)	(38.5)	(40.3)

Accumulated other comprehensive income (loss)	$(23.9)	$(5.5)	$26.9

(j)    Warranty liability:

The Company records a liability for future warranty costs based on management's best estimate of probable claims under its product warranties. The accrual is based on the terms of the warranty which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty liability:

Balance at January 1, 2002	$18.1
Accruals	8.6
Cash payments	(3.0)

Balance at December 31, 2002	23.7
Accruals	4.7
Adjustments	(6.3)
Cash payments	(2.6)

Balance at December 31, 2003	$19.5

(k)    Accrued liabilities include $79.9 at December 31, 2003 (2002—$62.6) relating to payroll and benefit accruals.

(l)    New United States accounting pronouncements:

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Intangible Assets" which the Company fully adopted effective January 1, 2002. These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 2(q)(i)) except that, under U.S. GAAP, any transitional impairment charge would have been recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment would have been recognized in opening retained earnings. There was no impact to the Company as no transitional impairment charges were recognized.

In August 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. The Company adopted SFAS No. 143 as of January 1, 2003. See note 20(g).

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company prospectively adopted SFAS No. 144 effective January 1, 2002.

In May 2002, FASB issued SFAS No. 145, "Rescission of FASB Nos. 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections." SFAS No. 145 provides that certain gains and losses from extinguishment of debt no longer qualify as extraordinary. The Company has adopted SFAS No. 145 commencing January 1, 2002.

In July 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 recognizes the liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. The Company has adopted SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. For exit or disposal activities initiated prior to December 31, 2002, the Company followed the criteria of Emerging Issues Task Force No. 94-3.

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's fiscal year ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has adopted the disclosure requirements in its 2002 consolidated financial statements and the measurement requirements in 2003. See notes 16 and 20(j). The adoption of this standard did not have a material impact on the consolidated financial statements.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company does not anticipate the adoption of this standard to have a material impact on the consolidated financial statements.

In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective as of July 1, 2003. The adoption of this standard did not have a material impact on the consolidated financial statements.

In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company's third quarter beginning July 1, 2003. The Company was not impacted by this standard.

21.   Comparative information:

The Company has reclassified certain prior year information to conform to the current year's presentation.

22.   Other event:

In October 2003, the Company entered into an agreement to acquire all the shares of Manufacturers' Services Limited (MSL). The shareholders of MSL are entitled to receive 0.375 subordinate voting share of Celestica for each common share of MSL, subject to adjustment. Preferred shareholders of MSL are entitled to receive cash or, at the holder's election, shares of Celestica. This acquisition is subject to MSL shareholder approval and governmental approvals and is expected to close in the first quarter of 2004.

Celestica Global Locations

CORPORATE HEAD OFFICE
1150 Eglinton Avenue East
Toronto, Ontario
Canada M3C 1H7

 OPERATIONS

THE AMERICAS

Canada
844 Don Mills Road
Toronto, Ontario
Canada M3C 1V7

18107 Trans-Canada Highway
Kirkland, Quebec
Canada H9J 3K1

 U.S.A.
7400 Scott Hamilton Drive
Little Rock, Arkansas
U.S.A. 72209

5325 Hellyer Avenue
San Jose, California
U.S.A. 95138

1200 West 120th Avenue, Suite 239
Westminster, Colorado
U.S.A. 80234

4701 Technology Parkway
Fort Collins, Colorado
U.S.A. 80528

1615 East Washington Street
Mt. Pleasant, Iowa
U.S.A. 52641

9 Northeastern Boulevard
Salem, New Hampshire
U.S.A. 03079

9400 Globe Center Drive
Suite 121
Morrisville, North Carolina
U.S.A. 27560

4607 SE International Parkway
Milwaukie, Oregon
U.S.A. 97222

4616 West Howard Lane
Building 1, Suite 100
Austin,Texas
U.S.A. 78728

1050 Venture Court
Carrollton,Texas
U.S.A. 75006

925 First Avenue
Chippewa Falls, Wisconsin
U.S.A. 54729

 Mexico
Octava #102
Parque Industrial Monterrey
Apodaca, Nuevo Leon
Mexico CP 66600

Av. De la Noria
No. 125 Parque Industrial Queretaro
Santa Rosa Jauregui, Queretaro
Mexico
Brazil
Rod. SP 340 S/N Km 128, 7B
Jaguariuna, Sao Paolo
Brazil CEP 13820-000

 EUROPE

Czech Republic
Billundska 3111
Kladno, Czech Republic
CZ 272 01

Ulice Osvobezni 363
Rájecko, Czech Republic
CZ 679 02

 France
ZI de Saint Lambert
49412 Saumur Cedex
France

 Italy
Via Lecco 61
20059 Vimercate (Milano)
Italia

 United Kingdom
Westfields House
West Avenue
Kidsgrove, Stoke-on-Trent
Staffordshire
U.K. ST7 1TL

Castle Farm
Priorslee
Telford
Shropshire
U.K. TF2 9SA

 ASIA

China
Mai Yuan Guan Li Qu
Changping, Dongguan
Guangdong, China
523576

2005 Yang Gao Bei Road
318 Fa Sai Road, Wai Gao Qiao
Free Trade Zone
Pudong, Shanghai
P.R.C. 200131

No. 158-58 Hua Shan Road
Suzhou New District, Jiangsu Province
P.R.C. 215219

4th Floor, Block B, No. 5, Xinghan Street
Suzhou Industrial Park, Jiangsu Province
P.R.C. 215021

No. 448, Suhong Road
Suzhou Industrial Park, Jiangsu Province
P.R.C. 215021

No. 33 Xiangxing Road 1st
Xiangyu Free Trade Zone
Huli District, Xiamen
P.R.C. 361006
Hong Kong
4/F, Goldlion Holdings Centre
13-15 Yuen Shun Circuit
Siu Lek Yuen, Shatin
Hong Kong

 Indonesia
Lot 509, Jalan Delima
Batamindo Industrial Park
Mukakuning, Batam
Indonesia 29433

 Japan
450-3 Higashishinmachi, Ota-shi
Gunma, Japan 373-0015

2, Aza-Raijin, Yoshioka
Taiwa-cho Kurokawa-gun
Miyagi, Japan 981-3681

843, Kobaranishi Yamanashi
Yamanashi, Japan 405-0006

 Malaysia
No. 10, 10A, Jalan Bayu
Kawasan Perindustrian Hasil
81200 Johor Bahru, Malaysia

Plot 15 & 16, Jalan Hi-Tech
2/3 Phase 1
Kulim Hi-Tech Park
09000 Kulim, Kedah, Malaysia

Sdn Bhd No. 9. Jalan Tamoi 7/4
81200 Johor Bahru, Malaysia

 Singapore
Blk 35 Marsiling Industrial Estate Road 3
Woodlands Avenue 5 #02-05
Singapore, Singapore
739257

53 Serangoon North Avenue 4, #03-00
Singapore, 555852

27 UBI Road 4
Singapore, 408618

 Thailand
49/18 Moo 5
Laem Chabang
Industrial Estate
Tungsukhla
Sriracha District
Chonburi Province
Thailand 20230

64/65 Eastern Seaboard Industrial Estate
Moo 4, Highway 331, T. Pluakdaeng A.
Pluakdaeng, Rayong
Thailand 21140

Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. For further information on Celestica, visit its Web site at www.celestica.com. The company's securities law filings can also be accessed at www.sedar.com and www.sec.gov.

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